Filed Pursuant to Rule 424(b)(4)
Registration No. 333-195005

PROSPECTUS

10,000,000 Shares

Regado Biosciences, Inc.

Common Stock

We are offering 10,000,000 shares of our common stock pursuant to this prospectus.

Our common stock is listed on The NASDAQ Capital Market under the symbol “RGDO.” On April 10, 2014, the last reported sale price of our common stock on The NASDAQ Capital Market was $7.17 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$6.00	$60,000,000
Underwriting discount (1)	$0.36	$3,600,000
Proceeds, before expenses, to us	$5.64	$56,400,000

(1)	We refer you to “Underwriting” beginning on page 85 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters the option for a period of 30 days to purchase up to an additional 1,500,000 shares from us at the public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on April 16, 2014.

Joint Book-Running Managers

Jefferies	Deutsche Bank Securities	Cowen and Company

Prospectus dated April 10, 2014

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page 10 and our financial statements and notes thereto that appear elsewhere or are incorporated by reference in this prospectus. As used in this prospectus, the terms “we,” “our,” “us,” or “the Company” refer to Regado Biosciences, Inc.

Our Company

We are a biopharmaceutical company focused on the discovery and development of novel, first-in-class, actively controllable antithrombotic drug systems for acute and sub-acute cardiovascular indications. We are pioneering the discovery and development of two-component drug systems consisting of a therapeutic aptamer and its specific active control agent. Our actively controllable product candidates have the potential to improve outcomes, enhance the patient experience and reduce overall treatment costs.

Our Lead Product Candidate

REG1 is an actively controllable anticoagulant targeting coagulation Factor IXa for use in patients with a wide variety of acute coronary syndromes, or ACS, undergoing a percutaneous coronary intervention, or PCI, a hospital-based procedure used to mechanically open or widen obstructed coronary arteries. REG1 consists of pegnivacogin, an anticoagulant aptamer, and its specific active control agent, anivamersen. Pegnivacogin achieves its maximal anticoagulant effect within five minutes of injection. Anivamersen is an oligonucleotide, a biological polymer consisting of a relatively small number of nucleotides chemically bound in a linear sequence that forms a chain-like structure, or strand, and has no pharmacologic activity other than to bind to pegnivacogin. Anivamersen rapidly and precisely reduces or eliminates the anticoagulant activity of pegnivacogin. Both pegnivacogin and anivamersen are administered by intravenous bolus injection using weight-based dosing. By adjusting the dose of anivamersen relative to pegnivacogin, the anticoagulant effect of pegnivacogin can be precisely and rapidly controlled or eliminated. The unprecedented level of control that REG1 provides may permit physicians to achieve levels of anticoagulation in patients that would be unsafe to use with existing anticoagulants.

PCI procedures involve a significant risk of ischemic events, including death, stroke, myocardial infarction and the need for revascularization of the artery. Because of this risk, powerful anticoagulant drugs are administered prior to and throughout the PCI procedure. However, anticoagulants create a significant risk of major bleeding events. As a result, interventional cardiologists are forced to make a compromising medical decision because they lack the means to simultaneously reduce the risks of ischemic and major bleeding events.

REG1 is the first and only anticoagulant to demonstrate a reduction in both ischemic and major bleeding events in a clinical trial for PCI. In our randomized, partially blinded, dose-ranging Phase 2b trial involving 640 subjects, or the RADAR trial, when compared to standard of care heparin, REG1 demonstrated both a rapid and predictable anticoagulant effect and the ability to precisely modulate or eliminate that effect in real time. REG1 also demonstrated the following important clinical and pharmacoeconomic benefits:

■	an approximate 66.0% reduction in ischemic events;

■	a reduction of up to 60.0% in major bleeding events;

■	a substantial reduction in time from catheterization to catheter sheath removal from a median of 3.8 hours to a median of one hour;

■	a substantial reduction in time from completion of the PCI procedure to catheter sheath removal from a median of three hours to a median of 24 minutes; and

■	a substantial reduction in the time subjects were required to remain still following catheter sheath removal from a median of 5.7 hours to a median of 2.8 hours.

Based on these clinical results and after discussion with the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, we initiated a single, open-label, 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, in September 2013. REGULATE-PCI, if successful, will serve as the basis for product registration applications worldwide. In March 2014, we announced that REG1 received Fast Track designation from the U.S. Food and Drug Administration, or FDA, for anticoagulant therapy to be used in patients with coronary artery disease during PCI.

We believe that REG1 has the potential to become the standard of care for anticoagulation therapy in PCI and other cardiovascular procedures because it is designed to give physicians precise, on-demand control over anticoagulation levels. We believe the key potential advantages of REG1 over existing therapies are the following:

■	Reduced ischemic events. REG1 allows a higher level of anticoagulation to be used during PCI, which may reduce the occurrence of ischemic events.

■	Reduced major bleeding events. REG1’s anticoagulant effect can be modulated or eliminated at the end of PCI which may reduce the risk of major bleeding events.

■	Precise and predictable dosing. Because REG1’s effect is independent of an individual patient’s metabolism or health, dosing is precise and predictable, potentially eliminating the need for time—consuming and costly patient monitoring during and after PCI.

■	Broad applicability. REG1’s use in PCI is likely to be unrestricted for high risk patients such as those with kidney or liver impairment.

■	Pharmacoeconomic benefits. We believe that REG1 may reduce overall treatment costs by reducing ischemic and major bleeding events, shortening procedure and recovery times, reducing the need for procedure-related follow-up interventions and re-hospitalizations, increasing staff and facility efficiency and improving the patient experience.

We believe that REG1 has potential for use in other PCI and interventional cardiovascular procedures, such as open heart surgery, PCI as a treatment for ST segment elevation myocardial infarction as well as transcatheter aortic valve replacement or implantation.

PCI Overview

PCIs are hospital-based procedures used to mechanically open or widen obstructed coronary arteries. Based on statistics published by the American Heart Association in 2013, we estimate that approximately 770,000 PCIs were performed in the United States in 2013. We estimate that in 2013 approximately 540,000 PCIs, excluding ST Elevation Myocardial Infraction, or STEMI, patients but including Non-ST Elevation Myocardial Infraction, or n-STEMI, acute coronary syndrome patients and elective PCI for coronary arterial disease, were performed in Europe and at least 1.2 million PCIs were performed in the rest of the world. Based upon the estimated cost per procedure of branded anticoagulants, we believe that this represents a greater than $3.0 billion annual market opportunity for anticoagulants used in PCI procedures. We believe that an antithrombotic treatment that can address the shortcomings of existing anticoagulants would establish a new standard of care.

Our Proprietary Technology Platform

Our aptamers are single strands of nucleic acids, or oligonucleotides, that are chemically synthesized. Unlike other oligonucleotides, which are designed to control gene expression, an aptamer has a unique geometric shape that binds specifically and tightly to a target protein molecule, leading to inhibition of the target’s activity. Aptamers have been discovered that interact with essentially every class of therapeutic protein target. An aptamer’s pharmacologic activity can be controlled by interaction with a complementary oligonucleotide, which we term a specific active control agent. When the specific active control agent binds to the aptamer, it changes the aptamer’s shape thereby eliminating its therapeutic activity. We believe that the following factors give us a competitive advantage:

■	a proven discovery team including the co-inventor of active aptamer control agent technology;

■	an exclusive license to the patents covering active aptamer control agent technology, which include broad claims for methods to design and administer agents to control aptamer activity in the body;

■	a commercial license to a combinatorial chemistry technology platform for aptamer discovery and development;

■	the know-how to identify, isolate and optimize therapeutic aptamers and their active control agents, which has led to the discovery of multiple product candidates;

■	a proven pharmaceutical development team with experience in the development of efficient and economical manufacturing processes for aptamers and active control agents; and

■	an extensive clinical database of systemic aptamer use, which gives us unparalleled expertise in the discovery of new two-component aptamer-based product candidates.

Aptamer technology has evolved significantly since first generation aptamers were described in 1990. Our product candidates consist of third and fourth generation aptamers which have significantly improved pharmaceutic and pharmacokinetic stability and have not shown immunological activity present in earlier generation aptamers.

Additional Pipeline Opportunities

Using our proprietary technology platform, we are developing a portfolio of additional clinical candidates in acute and sub -acute cardiovascular and other indications. REG3 is a preclinical stage antiplatelet therapy, consisting of a glycoprotein VI, or GPVI, inhibitor being evaluated for diabetic vasculopathy and other inflammatory diseases. The specific active control agent component of REG3 is designed to permit modulation or reversal of the GPVI inhibition, if necessary, to optimize dosing and minimize unwanted side effects that might result from GPVI inhibition. We intend to file an IND for REG3 upon completion of our remaining pre-IND preclinical and chemistry manufacturing and control work and to initiate a Phase 1 study of REG3 subsequent to that depending upon availability of financial resources. REG2 is an early clinical stage program evaluating an extended release formulation of pegnivacogin intended to provide a controllable level of anticoagulation for up to two weeks for venous antithrombotic applications such as venous thromboembolism, or VTE, prophylaxis. In REG2, anivamersen would be used as an active control agent, if needed. We have completed a single escalating dose Phase 1 clinical trial of REG2 and plan to conduct additional clinical testing in the future. Additionally, we are considering potential product candidates against a variety of traditional and novel antiplatelet receptor targets as well as developing aptamer-based antidotes specific to respective oral FXa inhibitors.

The following table lists our current product candidates and discovery programs and their respective stages of development:

Our product candidates and proprietary technology platform are protected by a patent estate of at least 35 issued or allowed patents, including at least 15 in the United States, covering the composition of matter and methods of use for our product candidates as well as our fundamental controllable aptamer technology. We maintain worldwide commercialization rights to all of our product candidates except in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

Recent Developments

Certain Recent Balance Sheet Data

While full financial information for the three months ended March 31, 2014 is not yet available, we are providing the following unaudited preliminary information for the three months ended March 31, 2014 as an update. We had cash, cash equivalents and short-term investments of approximately $34.8 million at March 31, 2014. We anticipate that our cash resources without giving effect to the proceeds of this offering will be sufficient to fund our operations through the second interim analysis of the REGULATE PCI trial which we expect will occur in the third quarter of 2014. The foregoing preliminary financial data has been prepared by, and is the responsibility of, our management. Grant Thornton LLP has not audited, reviewed, compiled or performed any procedures with respect to the foregoing preliminary financial data. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto.

The foregoing selected, unaudited preliminary financial information is based upon the Company’s progress to date and does not present all necessary information for an understanding of our financial condition as of March 31, 2014 or its results of operations for the three months ended March 31, 2014. The preparation and review of the Company’s consolidated financial statements for the three months ended March 31, 2014 is ongoing and could result in material changes to the financial results set forth above.

REG1 Update

As provided in the REGULATE-PCI trial protocol, an independent data safety monitoring board, or DSMB, has been established to review patient safety, protocol compliance, and study progress during the course of the trial. The DSMB will meet periodically to review accumulating safety data, evaluate any treatment related adverse effects, perform three scheduled interim safety analyses, and advise the trial investigators regarding the continuing validity and scientific merit of the trial. The DSMB chair also can convene a meeting of the full DSMB at any time if he believes a review of the safety data appears warranted. The DSMB has the authority to make recommendations to the trial steering committee to alter the trial population, to place the trial on a clinical hold for further analysis, to stop enrollment in the trial or to modify the trial protocol if they feel it is indicated.

In late March 2014, the 1,000th patient was enrolled in REGULATE-PCI. At that time, the trial steering committee recommended that we open the trial to “all comers” pursuant to the trial protocol. In early April, the DSMB chair advised the principal investigators for the trial that he did not object to expanding enrollment in the trial at that time.

The REGULATE-PCI trial protocol requires three planned interim analyses by the DSMB. Safety endpoints including bleeding endpoints, allergic events, and treatment-emergent adverse events will be evaluated. Trial enrollment will continue and not be interrupted during the data collection and analyses of interim data by the DSMB. In order to ensure that data from at least the first 1,000 patients enrolled in REGULATE-PCI are available for the first interim analysis, data from patients enrolled through mid-April who have completed follow-up will be included. We do not expect to receive any specific unblinded data from this first interim analysis meeting of the DSMB, which we expect to occur later in the second quarter of 2014. At this meeting, the DSMB will evaluate general safety of the subjects enrolled to that point. The second review is to occur once approximately 25% of the patients have completed follow up, which we expect to occur during the third quarter of 2014 with results of the DSMB analysis and deliberation coming some months following that meeting. At that time, the DSMB will recommend the continuation or discontinuation of REGULATE-PCI based on its evaluation of the safety results. The final interim analysis will be performed after 50% of the subjects have been enrolled, which is expected to occur during the fall of 2014 with results of the DSMB analysis and deliberation expected to be announced by the end of 2014. At that time, the DSMB will assess the general safety and will perform an analysis of its efficacy as defined by the protocol. If the DSMB determines that REG1 is not safe or that it is futile to continue the trial because of a lack of efficacy, they will recommend that the trial be terminated. On the other hand, if the DSMB determines REG1 is safe and its efficacy meets stringent predefined superiority criteria compared to bivalirudin, a positive outcome could be declared early and they will recommend that the trial be considered completed. Alternatively, since REGULATE-PCI is an adaptive design trial, an increase of total trial size may be recommended based on a comparison of actual endpoint event rates compared with assumed rates. Any increase in size would be implemented to maintain adequate statistical power to assess the results of the trial at completion. Unless terminated early or extended as described above, we expect to complete REGULATE-PCI by the fourth quarter of 2015 and to have top-line data available by the end of 2015.

Our Risks

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

■	we have a limited operating history and have incurred operating losses of approximately $145.0 million from inception through December 31, 2013;

■	we may need to obtain additional financing to complete REGULATE-PCI and, if approved, commercialize REG1;

■	clinical trials for our product candidates, including REGULATE-PCI, may not be successful;

■	we are heavily dependent on the success of our lead product candidate, REG1;

■	we have not completed clinical development of any of our product candidates and do not have any products approved for sale by the FDA or any other regulatory bodies;

■	we rely on third parties to manufacture our product candidates and to conduct our clinical trials;

■	we currently do not have the infrastructure to commercialize any of our product candidates if such products receive regulatory approval; and

■	we depend on our ability to attract and retain scientists, clinicians and sales personnel with extensive experience in drug development and commercialization.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, and intend to take advantage of the other exemptions.

Corporate Information

We were incorporated in Delaware under the name Quartet Biosciences, Inc. in December 2001 and changed our name to Regado Biosciences, Inc. in March 2003. Our principal executive offices are located at 120 Mountain View Boulevard, Basking Ridge, New Jersey 07920, and our telephone number is (908) 580-2100. Our website address is www.regadobio.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

THE OFFERING

Common stock offered by us	10,000,000 shares

Common stock to be outstanding after this offering	33,329,751 shares (or 34,829,751 shares if the underwriters exercise in full their option to purchase additional shares)

Option to purchase additional shares

We have granted the underwriters an option for a period of up to 30 days from the date of this prospectus to purchase up to 1,500,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions

Use of proceeds	We estimate that we will receive net proceeds of approximately $56.0 million from the sale of the shares of common stock offered in this offering, or approximately $64.4 million if the underwriters exercise in full their option to purchase additional shares, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund further clinical development of REG1 and for working capital and other general corporate purposes. See the section entitled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ Capital Market symbol	RGDO

The number of shares of our common stock to be outstanding after this offering is based on 23,329,751 shares of our common stock outstanding as of March 31, 2014. This number of shares excludes the following:

■	3,933,469 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $5.40 per share;

■	up to 474,720 shares of our common stock reserved for future awards under the 2013 Plan;

■	96,360 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan; and

■	9,356 shares of our common stock issuable upon the exercise of common stock warrants outstanding at a weighted-average exercise price of $12.02 per share.

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

■	no conversion of our outstanding shares of Series F convertible preferred stock into an aggregate of 2,000,000 shares of our common stock;

■	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data. We derived the following summary of our statement of operations data for the years ended December 31, 2013 and 2012 and our balance sheet data as of December 31, 2013 from our audited financial statements and related notes included elsewhere or incorporated by reference in this prospectus. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of the results to be expected for any future periods. You should read this information together with the sections entitled “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere or incorporated by reference in this prospectus. For more details on how you can obtain the documents incorporated by reference in this prospectus, see “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

	YEARS ENDED DECEMBER 31,
(in thousands, except for per share data)	2013	2012
Statement of operations data:
Revenue	$—	$—
Operating expenses:
Research and development	(26,542)	(8,006)
General and administrative	(7,297)	(4,157)
Total operating expenses	(33,839)	(12,163)
Loss from operations	(33,839)	(12,163)
Other income (expense), net	(600)	(899)
Net loss	$(34,439)	$(13,062)
Net loss per share, basic and diluted (1)	$(4.59)	$(59.03)
Shares used to compute basic and diluted net loss per share (1)	7,499,661	221,272
Pro forma net loss per share, basic and diluted (unaudited) (2)	$(1.36)
Shares used to compute pro forma net loss per share, basic and diluted (unaudited) (2)	25,310,614

(1)	See Note 13 (for the periods ended December 31, 2013 and 2012) of our Notes to Financial Statements appearing elsewhere or incorporated by reference in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share.
(2)	The calculations for the unaudited pro forma net loss per common share, basic and diluted, assume the conversion of all our outstanding shares of Series F convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented.

	AS OF DECEMBER 31, 2013
(unaudited, in thousands)	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)
Balance sheet data:
Cash, cash equivalents and short-term investments	$30,688	$49,388	$105,338
Working capital	30,027	48,727	104,677
Total assets	45,753	64,453	120,403
Current liabilities	9,100	9,100	9,100
Long-term debt, including current portion	4,452	4,452	4,452
Other liabilities	—	—	—
Common stock	21	25	35
Convertible preferred stock	—	—	—
Additional paid-in-capital	179,159	197,855	253,795
Accumulated deficit	(144,979)	(144,979)	(144,979)

(1)	The pro forma balance sheet data reflects the pro forma balance sheet data at December 31, 2013 as adjusted to reflect our receipt of the net proceeds from the sale by us of 4,000,000 shares of common stock at a purchase price of $5.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, the subsequent exchange of 2,000,000 shares of common stock for 10,000 shares of Series F Convertible Preferred Stock, or the preferred stock, with a stated value of $1,000 per share, each share of which is convertible into 200 shares of our common stock (subject to adjustment in the event of stock splits, recapitalizations and other similar events affecting our common stock), and the assumed conversion of the preferred stock into 2,000,000 shares of common stock.
(2)	The pro forma as adjusted column reflects the pro forma adjustments described in footnote (1) above and the sale by us of 10,000,000 shares of common stock in this offering at the public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere or incorporated by reference in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Position and Need for Additional Capital

We have never been profitable. Currently, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to curtail our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

We have never been profitable and do not expect to be profitable in the foreseeable future. We have incurred net losses in each year since our inception, including net losses of approximately $34.4 million for the year ended December 31, 2013 and an accumulated deficit of approximately $145.0 million since inception as of December 31, 2013. Subsequent to December 31, 2013, we raised net proceeds of approximately $18.7 million from the sale of shares of our common stock in a private placement. We have devoted most of our financial resources to research and development, including our preclinical development activities and clinical trials. We have not completed development of any product candidate and we have therefore not generated any revenues from product sales. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. We expect to incur significant increased expenses as we continue our single, open-label 13,200 subject Phase 3 trial of REG1 in patients undergoing PCI (excluding ST elevated myocardial infarction, or STEMI), or the REGULATE-PCI trial, which commenced in September 2013. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. In addition, we may not be able to enter into any collaboration that will generate significant cash. If we are unable to develop and commercialize one or more of our product candidates either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We will need to raise additional capital to complete the REGULATE-PCI trial and commercialize REG1. If we are unable to raise sufficient capital, we would be forced to delay, reduce or eliminate our product development programs.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we continue our REGULATE-PCI trial, undertake additional clinical trials of our other product candidates and continue to work on our other research programs. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient for us to fund our projected operating requirements, including the REGULATE-PCI trial, through the first quarter of 2015. We will need to raise substantial additional capital to fund our operations and complete the development and commercialization of REG1, and to repay our debt with Comerica bank. If the U.S. Food and Drug Administration, or the FDA, or other regulators require that we perform additional studies beyond those we currently expect, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase beyond what we currently anticipate and the timing of any potential product approval may be delayed. We have no commitments or arrangements for any additional financing to fund our research and development programs. We also will need to raise substantial additional capital in the future to complete the development and commercialization of REG1 for additional indications and for our other product candidates. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds required to complete research and development and commercialize our products under development.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs. To the extent that we raise additional funds by issuing equity securities, our stockholders will experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

■	the progress, timing, costs and results of preclinical studies and clinical trials for our product candidates and potential product candidates, including our REGULATE-PCI trial and the continued development of our other product candidates;

■	the number and characteristics of product candidates that we pursue;

■	the terms and timing of any future collaboration, licensing or other arrangements that we may establish;

■	the outcome, timing and cost of regulatory approvals;

■	the cost of obtaining, maintaining, defending and enforcing intellectual property rights, including patent rights;

■	the effect of competing technological and market developments;

■	the cost and timing of completing commercial-scale outsourced manufacturing activities;

■	market acceptance of any product candidates for which we may receive regulatory approval;

■	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

■	the extent to which we acquire, license or invest in businesses, products or technologies.

We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

We are a development stage biopharmaceutical company with a limited operating history. Our operations to date have been primarily limited to developing our technology and undertaking preclinical studies and clinical trials of REG1 and our other product candidates. We have not yet obtained regulatory approvals for REG1 or any of our other product candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or commercialized products. Our financial condition and operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include other factors described elsewhere or incorporated by reference in this prospectus and also include:

■	our ability to obtain additional funding to complete development and, if approved, the commercialization of REG1 and to develop our other product candidates;

■	delays in the commencement, enrollment and timing of clinical trials, including as a result of inability to manufacture or purchase sufficient drug supply to conduct a clinical trial;

■	the success of our clinical trials through all phases of clinical development, including our REGULATE-PCI trial;

■	any delays in regulatory review and approval of product candidates in clinical development;

■	our ability to obtain and maintain regulatory approval for REG1 or any of our other product candidates in the United States and foreign jurisdictions;

■	potential side effects of our product candidates that could delay or prevent commercialization, limit the indications for any approved drug, require the establishment of risk evaluation and mitigation strategies, or REMS, or cause an approved drug to be taken off the market;

■	our dependence on third-party manufacturers, or CMOs, to supply or manufacture our products;

■	our dependence on clinical research organizations, or CROs, to conduct our clinical trials;

■	our ability to establish or maintain collaborations, licensing or other arrangements;

■	market acceptance of our product candidates;

■	our ability to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations;

■	competition from existing products or new products that may emerge;

■	the ability of patients or healthcare providers to obtain coverage of or sufficient reimbursement for our products;

■	our ability to leverage our proprietary technology platform to discover and develop additional product candidates;

■	our ability and our licensors’ abilities to successfully obtain, maintain, defend and enforce intellectual property rights important to our business;

■	our ability to attract and retain key personnel to manage our business effectively;

■	our ability to build our finance infrastructure and improve our accounting systems and controls;

■	potential product liability claims;

■	potential liabilities associated with hazardous materials; and

■	our ability to obtain and maintain adequate insurance policies.

Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

The audit opinion on our financial statements contains a going concern modification.

Based on our cash balances, recurring losses, net capital deficiency and debt outstanding as of December 31, 2013 and our projected spending in 2014, which raise substantial doubt about our ability to continue as a going concern, the audit opinion on our audited financial statements as of and for the year ended December 31, 2013 contains a going concern modification. Without giving effect to the proceeds of this offering, we believe that our existing cash and cash equivalents will be sufficient to fund our projected operating requirements and the REGULATE-PCI trial through the second interim analysis, which we expect will occur during the third quarter of 2014. However, if we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. Amounts due under our loan with Comerica Bank, or Comerica, may become immediately due and payable upon the occurrence of a material adverse change, as defined under the loan agreement. Under the terms of the Comerica loan agreement, we are subject to operational covenants, including limitations on our ability to incur liens or additional debt, pay dividends, redeem stock, make specified investments and engage in merger, consolidation or asset sale transactions, among other restrictions. In addition, the inclusion of a going concern statement by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

Risks Relating to the Development and Regulatory Approval of Our Product Candidates

Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or preclinical trials. In addition, data obtained from trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. Our REGULATE-PCI trial is significantly larger than our RADAR trial, and the results of the RADAR trial may not predict the outcome of a trial so much larger in size. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. While members of our management team have experience in designing clinical trials, our company has limited experience in designing clinical trials and we may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. For example, if the results of our REGULATE-PCI trial do not achieve the primary efficacy endpoints or demonstrate expected safety, the prospects for approval of REG1 would be materially and adversely affected. If REG1 or our other product candidates are found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for them and our business would be harmed.

REGULATE-PCI includes three interim analyses of REG1 by the Data Safety Monitoring Board, or the DSMB. The first interim analysis will be a general safety analysis after enrollment of 1,000 subjects (which milestone was achieved in April 2014), and is expected to occur by the middle of the second quarter of 2014. The second interim analysis will be another general safety analysis after 25% of the subjects are enrolled, which is expected to occur during the third quarter of 2014. The final interim analysis will be an analysis of the general safety and efficacy of REG1 after 50% of the subjects are enrolled, which is expected to occur during the fall of 2014. If, as a result of any of those interim analyses, we or the DSMB determine that REG1 is not safe or that it is futile to continue the trial because of a lack of efficacy, the trial will be terminated. If the results of any one of these analyses is unfavorable, our business would be harmed.

We cannot be certain that REG1 or any of our other product candidates will receive regulatory approval, and without regulatory approval we will not be able to market our product candidates. Any delay in the regulatory review or approval of REG1 or any of our other product candidates will materially or adversely harm our business.

We have invested a significant portion of our efforts and financial resources in the development of REG1, our most advanced product candidate. Our ability to generate revenue related to product sales, which we do not expect will occur for at least the next several years, if ever, will depend on the successful development and regulatory approval of our product candidates. We commenced our REGULATE-PCI trial in September 2013. In late March 2014, the 1,000th patient was enrolled in REGULATE-PCI. At that time, the trial steering committee recommended that we open the trial to “all comers” pursuant to the trial protocol. In early April, the DSMB chair advised the principal investigators for the trial that he did not object to expanding enrollment in the trial at that time. We may conduct our REGULATE-PCI trial only to learn that REG1 is not a safe or effective treatment, in which case the REGULATE-PCI trial may not lead to regulatory approval for REG1. Similarly, our clinical development programs for our other product candidates may not lead to regulatory approval from the FDA and similar foreign regulatory agencies. This failure to obtain regulatory approvals would prevent our product candidates from being marketed and would have a material and adverse effect on our business.

All of our product candidates require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our product candidates would delay market launch, increase our cash requirements and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We may be unable to submit any new drug application, or an NDA, in the United States or any marketing approval application in foreign jurisdictions for any of our products. If we submit an NDA including any amended NDA or supplemental NDA, to the FDA seeking marketing approval for any of our product candidates, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that the marketing approval application submissions to any other regulatory authorities will be accepted for filing and review by those authorities. We cannot be certain that we will be able to respond to any regulatory requests during the review period in a timely manner, or at all, without delaying potential regulatory action. We also cannot be certain that any of our product candidates will receive favorable recommendations from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities. In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding REG1 or our other product candidates.

Data obtained from preclinical studies and clinical trials are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our product candidates. Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, policy changes and agency funding, staffing and leadership. We do not know whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for NDAs have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. Review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes. Moreover, in light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of the U.S. Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of REMS measures that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or may result in approval for a more limited indication than originally sought.

Delays in the commencement, enrollment and completion of our clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for REG1 and our other product candidates.

Delays in the commencement, enrollment and completion of clinical trials could increase our product development costs or limit the regulatory approval of our product candidates. We commenced our REGULATE-PCI trial in September 2013. In late March 2014, the 1,000th patient was enrolled in REGULATE-PCI. At that time, the trial steering committee recommended that we open the trial to “all comers” pursuant to the trial protocol. In early April, the DSMB chair advised the principal investigators for the trial that he did not object to expanding enrollment in the trial at that time; however, this clinical trial may not be completed on schedule, if at all. In addition, we do not know whether planned clinical trials of REG1 in additional indications and of our other product candidates will begin on time or will be completed on schedule or at all. The commencement, enrollment and completion of our REGULATE-PCI trial or other clinical trials can be delayed for a variety of reasons, including:

■	inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

■	inability to maintain necessary supplies of study drug and comparator to maintain predicted enrollment rates at clinical trial sites;

■	regulatory objections to commencing a clinical trial;

■	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

■	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

■	inability to obtain institutional review board approval to conduct a clinical trial;

■	difficulty recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indication as our product candidates;

■	inability to retain subjects in clinical trials due to the treatment protocol, personal issues, side effects from the therapy or lack of efficacy; and

■	difficulty in importing and exporting clinical trial materials and study samples.

In addition, our REGULATE-PCI trial or any of our other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

■	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

■	failure to pass inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

■	failure of any CMOs that we use to comply with current Good Manufacturing Practices, or cGMP;

■	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks;

■	changes in the regulatory requirement and guidance; or

■	lack of adequate funding to continue the clinical trial due to unforeseen costs resulting from enrollment delays, requirements to conduct additional trials and studies, increased expenses associated with the services of our CROs and other third parties or other reasons.

If we are required to conduct additional clinical trials or other testing of REG1 or our other product candidates beyond those currently contemplated, we may be delayed in obtaining, or may not be able to obtain, marketing approval for these product candidates.

We have never conducted a Phase 3 clinical trial or submitted an NDA before, and may be unable to do so for REG1 and other product candidates we are developing.

We commenced our REGULATE-PCI trial in September 2013. In late March 2014, the 1,000th patient was enrolled in REGULATE-PCI. At that time, the trial steering committee recommended that we open the trial to “all comers” pursuant to the trial protocol. In early April, the DSMB chair advised the principal investigators for the trial that he did not object to expanding enrollment in the trial at that time. The conduct of Phase 3 clinical trials and the submission of a successful NDA is a complicated process. Although members of our management team have extensive industry experience, including in the development, clinical testing and commercialization of drug candidates, our company has never conducted a Phase 3 clinical trial before, has limited experience in preparing, submitting and prosecuting regulatory filings, and has not submitted an NDA before. Consequently, we may be unable to successfully and efficiently execute and complete these planned clinical trials in a way that leads to NDA submission and approval of REG1 and other product candidates we are developing. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials would prevent or delay commercialization of REG1 and other product candidates we are developing.

We have never performed a clinical trial comparing the safety or efficacy of REG1 to bivalirudin. Because our RADAR clinical trials used heparin as a comparator, the risk that our REGULATE-PCI trial does not achieve one or more of its primary endpoints may be increased.

We have never performed a clinical trial directly comparing the safety or efficacy of REG1 to bivalirudin. Our randomized, partially blinded, dose-ranging Phase 2b trial involving 640 subjects, or the RADAR trial, used standard of care heparin as the comparator and, as a result, we have no clinical trial data directly comparing REG1 and bivalirudin. The primary efficacy endpoint of our REGULATE-PCI trial is a 20.0% reduction in the occurrence of ischemic events using REG1 compared to bivalirudin and the primary safety endpoint of the trial is non-inferiority of REG1 compared to bivalirudin with respect to major bleeding events. Because we have no clinical trial data directly comparing REG1 to bivalirudin, the prediction of Phase 3 success based on Phase 2 results is complicated and the risk that REGULATE-PCI does not achieve one or more of these endpoints may be increased.

Our product candidates may cause serious adverse events or undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Serious adverse events or undesirable side effects from REG1 or any of our other product candidates could arise either during clinical development or, if approved, after the approved product has been marketed. For example, three severe allergic events occurred in our RADAR trial. In addition, in 2008 we terminated an exploratory Phase 2a trial of REG1 in subjects undergoing off-pump coronary arterial bypass grafting when the first enrolled subject experienced clotting in one of three bypass grafts. The results of future clinical trials, including REGULATE-PCI, may show that our product candidates cause serious adverse events or undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities.

If REG1 or any of our other product candidates cause serious adverse events or undesirable side effects:

■	regulatory authorities may impose a clinical hold which could result in substantial delays and adversely impact our ability to continue development of the product;

■	regulatory authorities may not approve REG1 for commercial use, believing its potential risks to outweigh its potential benefits;

■	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

■	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

■	we may be required to implement a risk evaluation and mitigation strategy, which could result in substantial cost increases and have a negative impact on our ability to commercialize the product;

■	we may be required to limit the patients who can receive the product;

■	we may be subject to limitations on how we promote the product;

■	sales of the product may decrease significantly;

■	regulatory authorities may require us to take our approved product off the market;

■	we may be subject to litigation or product liability claims; and

■	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

We have limited experience manufacturing the oligonucleotides comprising our product candidates at commercial scale and there are no established standards for their manufacture. As a result, delays in regulatory approval of our product candidates may occur. Also, manufacturing issues may arise that could cause delays or increase costs.

We have limited experience manufacturing the oligonucleotides comprising our product candidates at commercial scale. We, together with our CMOs, have developed manufacturing processes that have never been tested in commercial production. Our manufacturing process will be subject to approval by regulators before we can commence the manufacture and sale of an approved product. The standards of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, which establishes basic guidelines and standards for drug development in the United States, the European Union, Japan and other countries, do not apply to oligonucleotides, including our product candidates. As a result, there is no established generally accepted manufacturing or quality standard for the production of our product candidates. Even though the FDA has agreed to the quality standards for the REG1 to be used in our REGULATE-PCI trial, the FDA has the ability to modify those standards at any time and foreign regulatory agencies may impose differing quality standards and quality control on the manufacture of our drug candidates. The lack of uniform manufacturing and quality standards among regulatory agencies may delay regulatory approval of our product candidates. Also, as we scale-up manufacturing of any approved product, our CMOs may encounter unexpected issues relating to the manufacturing process or the quality, purity and stability of the product and we may be required to refine or alter our manufacturing processes to address these issues. Resolving these issues could result in significant delays and may result in significantly increased costs. If we experience significant delays or other obstacles in producing any approved product for commercial scale, our ability to market and sell any approved products may be adversely affected and our business could suffer.

REG1 and our other product candidates employ novel mechanisms of action and may never be approved or accepted by their intended markets.

Our activities have focused on the discovery and development of therapeutic aptamers and their specific active control agents. Our future success depends on our ability to complete the REGULATE-PCI trial of REG1 successfully, obtain market approval for and successfully commercialize REG1, as well as our ability to develop and market other product candidates that use our proprietary technology platform. We believe only one therapeutic aptamer has been approved for commercial sale and no product candidate consisting of a therapeutic aptamer and its specific active control agent has ever received regulatory approval. The scientific discoveries that form the basis of our proprietary technology platform and our product candidates are relatively new. We are not aware of any other antithrombotic drugs that have the same mechanism of action as our product candidates and there can be no assurance that, even if approved, physicians will be willing to use them. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not become profitable and the value of our common stock may decline.

In addition, regulatory approval of novel product candidates such as REG1 and our other product candidates manufactured using novel manufacturing processes such as ours can be more expensive and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical products, due to our and regulatory agencies’ lack of experience with them. We believe that the FDA has only approved one aptamer product to date. This lack of experience may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions.

The novel nature of REG1 and our other product candidates also means that fewer people are trained in or experienced with product candidates of this type, which may make it difficult to find, hire and retain capable personnel for research, development and manufacturing positions.

Further, our focus solely on controllable aptamer technology for developing drugs as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our common stock. If we do not obtain regulatory approval for REG1 and our other product candidates and achieve market acceptance for our approved products, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Risks Relating to the Commercialization of Our Product Candidates

If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that are generated from their sales will be limited.

The commercial success of REG1 and our other product candidates, if approved, will depend upon the acceptance of these products among physicians, healthcare payors and patients. The degree of market acceptance of our product candidates will depend on a number of factors, including:

■	limitations or warnings contained in a product’s FDA-approved labeling;

■	changes in the standard of care or the availability of alternative therapies for the targeted indications for any of our product candidates;

■	limitations in the approved indications for our product candidates;

■	demonstrated clinical safety and efficacy compared to other products;

■	lack of significant adverse side effects;

■	education, sales, marketing and distribution support;

■	availability and degree of reimbursement from third-party payors;

■	timing of market introduction and perceived effectiveness of competitive products;

■	cost-effectiveness;

■	availability of alternative therapies at similar or lower cost, including generics, biosimilar and over-the-counter products;

■	adverse publicity about our product candidates or favorable publicity about competitive products;

■	convenience and ease of administration of our products;

■	potential product liability claims; and

■	government-imposed pricing restrictions.

If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, sufficient revenue may not be generated from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

REG1 and each of our other product candidates consist of a therapeutic aptamer and its specific active control agent. These two components are administered at different times and in different strengths and the failure to administer the components correctly may expose a patient to significant risk. Physicians will need to be educated as to our products’ novel mechanisms of action and trained as to the proper use of our products. Physicians may be unwilling to devote the time necessary to learn how to use our product candidates properly and may continue using other competing products even if our products are safer and more effective. As a result, the commercialization of any approved product may be slower than we expect and any approved product may not achieve the level of acceptance we anticipate. If physicians are unwilling to use our products as a result of their novel mechanisms of action or the need to be trained on their use, our business may suffer.

We do not have the capability to sell, distribute and market our product candidates. If we are unable to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements, we may not be able to commercialize our product candidates successfully.

We do not have the capability to sell, distribute and market our product candidates. We will need to build a commercial organization or secure a strategic partner to commercialize REG1 or any other product candidates. If we are unable to build a commercial infrastructure or secure a strategic collaboration, our business and results of operations will be materially and adversely affected. Development of an internal commercial organization will require substantial resources and will be time consuming. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target. If we are unable to establish a sales and marketing capability, our operating results may be adversely affected. If we seek to enter into sales and marketing or licensing arrangements with third parties for the marketing and sale of any approved products, we may be unable to enter into any such arrangements on acceptable terms, or at all.

Fast Track designation does not guarantee approval, or expedited approval, of REG1 and there is no guarantee that REG1 will maintain Fast Track designation.

In March 2014, we announced that the FDA granted Fast Track designation to REG1 for anticoagulant therapy to be used in patients with coronary artery disease during PCI. Under the FDA Modernization Act of 1997, Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions. Compounds selected must demonstrate the potential to address an unmet medical need for such a condition. Mechanisms intended to facilitate development include opportunities for frequent dialogue with FDA reviewers and for timely review of submitted protocols. However, the designation does not guarantee approval or expedited approval of any application for the product. Furthermore, the FDA may revoke Fast Track designation from a product candidate at any time if it determines that the criteria are no longer met.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

Even if regulatory approval is obtained for any of our product candidates, regulatory authorities may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of high profile adverse safety events with certain drug products, regulatory authorities may require, as a condition of approval, costly REMS, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for any of our product candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements.

Our product candidates will also be subject to ongoing regulatory requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, sellers of approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our CMOs are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing, or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

■	issue warning or other letters;

■	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

■	require us to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

■	impose other civil or criminal penalties;

■	suspend or withdraw regulatory approval;

■	suspend any ongoing clinical trials;

■	refuse to approve pending applications or supplements to approved applications filed by us;

■	impose restrictions on operations, including costly new manufacturing requirements; or

■	seize or detain products or require a product recall.

We expect that our existing and future product candidates will face competition and most of our competitors have significantly greater resources than we do.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical companies and generic or biosimilar drug companies. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, mechanism of action, control and predictability, convenience of dosing and pricing and reimbursement. Our most advanced product candidate, REG1, is being developed for use in patients undergoing percutaneous coronary intervention for a wide variety of cardiovascular conditions. If approved for this indication, REG1 would compete with a number of currently-marketed anticoagulants, including bivalirudin, currently marketed and sold by The Medicines Company under the brand name Angiomax® in the United States, and heparin, or UFH, and low molecular weight heparin, or LMWH, both of which are available as biosimilars and currently manufactured and sold by multiple manufacturers. If REG1 is approved for this initial indication, we intend to seek approval for the use of REG1 in other cardiovascular indications. If approved for these additional indications, REG1 would potentially compete with the same treatments described above.

Many of our potential competitors have substantially greater:

■	resources, including capital, personnel and technology;

■	research and development capability;

■	clinical trial expertise;

■	regulatory expertise;

■	intellectual property rights, including patent rights;

■	expertise in obtaining, maintaining, defending and enforcing intellectual property rights, including patent rights;

■	manufacturing and distribution expertise; and

■	sales and marketing expertise.

Accordingly, our competitors may be more successful than us in obtaining regulatory approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of their development and commercialization. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our product candidates non-competitive or obsolete.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance of REG1 or any of our other product candidates. If there is not sufficient reimbursement for our products, it is less likely that our products will be widely used.

Market acceptance and sales of REG1 or any other product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for REG1 or any other product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize REG1 or any other product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of REG1 and any other products that we develop, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the Affordable Care Act, became law in the United States. The goal of the Affordable Care Act is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the Affordable Care Act may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of REG1 or any future product candidates.

Members of the U.S. Congress and some state legislatures are seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and possibly alternative healthcare reform proposals. We cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

If we obtain approval to commercialize any approved products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

If REG1 or any of our other product candidates are approved for commercialization outside of the United States, we intend to enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions, excluding the Covered Territory. We expect that we will be subject to additional risks related to entering into international business relationships, including:

■	different regulatory requirements for drug approvals;

■	reduced protection for intellectual property rights, including trade secret and patent rights;

■	unexpected changes in tariffs, trade barriers and regulatory requirements;

■	economic weakness, including inflation, or political instability in particular foreign economies and markets;

■	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

■	foreign taxes, including withholding of payroll taxes;

■	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

■	workforce uncertainty in countries where labor unrest is more common than in the United States;

■	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

■	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, hurricanes, floods and fires; and

■	difficulty in importing and exporting clinical trial materials and study samples.

Risks Relating to Our Dependence on Third Parties

We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

We intend to seek collaborative relationships for the development and commercialization of our product candidates, including REG1. Failure to obtain a collaborative relationship for REG1, particularly in the European Union and for other markets requiring extensive sales efforts, may significantly impair the potential for this product candidate. We will also need to enter into collaborative relationships to provide funding to support our other research and development programs. The process of establishing and maintaining collaborative relationships is difficult, resource intensive and involves significant uncertainty, including:

■	a collaboration partner may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

■	a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

■	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

■	a collaboration partner may not devote sufficient capital or resources towards our product candidates;

■	a collaboration partner may change the success criteria for a product candidate thereby delaying or ceasing development of such candidate;

■	a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

■	a collaboration partner could develop a product that competes, either directly or indirectly, with our product candidate;

■	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

■	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

■	a partner may exercise a contractual right to terminate a strategic alliance;

■	a dispute may arise between us and a partner concerning the research, development or commercialization of a product candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

■	a partner may use our products or technology in such a way as to invite litigation from a third party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing, or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

We rely on third parties to conduct, supervise and monitor our clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business.

We rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that our clinical trials are conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s current good clinical practices requirements, or cGCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with cGCPs. In addition, our clinical trials, including our REGULATE-PCI trial, will require a sufficiently large number of test subjects to evaluate the safety and effectiveness of a product candidate. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, our clinical trials may be delayed or we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are not able to control whether or not they devote sufficient time and resources to our clinical trials. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for such product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

We also rely on other third parties to store and distribute drug products for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, if approved, producing additional losses and depriving us of potential product revenue.

We do not have multiple sources of supply for the components used in REG1 and our other product candidates. If we were to lose a supplier, it could have a material adverse effect on our ability to complete the development of REG1 or our other product candidates or, if we obtain regulatory approval for REG1 or our other product candidates, to commercialize them.

We do not have multiple sources of supply for the components used in REG1 and our other product candidates. We also do not have long-term supply agreements with any of our suppliers. If for any reason we are unable to obtain drug compounds from a supplier, we would have to seek to obtain it from another oligonucleotide manufacturer. We may not be able to establish additional sources of supply for our product candidates, or may be unable to do so on acceptable terms. Such suppliers are subject to regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product candidates and subject to ongoing inspections by the regulatory agencies. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions.

The number of oligonucleotide suppliers is limited. In the event it is necessary or desirable to acquire supplies from an alternative supplier, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company.

As part of any marketing approval, a manufacturer and its processes are required to be qualified by the FDA prior to commercialization. If supply from the approved supplier is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through an NDA supplement which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

If we are unable to obtain the supplies we need at a reasonable price or on a timely basis, it could have a material adverse effect on our ability to complete the development of REG1 and our other product candidates or, if we obtain regulatory approval for REG1 or our other product candidates, to commercialize them.

We rely on third-party manufacturers to produce our product candidates. If we experience problems with any of these suppliers, the manufacturing of our product candidates or products could be delayed.

We do not have the capability to manufacture our product candidates and do not intend to develop that capability. As a result, we rely on CMOs to produce our product candidates. If REG1 or our other product candidates are approved for sale, we expect to enter into contracts with CMOs for the commercial scale production of the approved product. Reliance on CMOs entails risks, including:

■	the inability to meet our product specifications and quality requirements consistently;

■	inability to access production facilities on a timely basis;

■	inability or delay in increasing manufacturing capacity;

■	manufacturing and product quality issues related to scale-up of manufacturing;

■	costs and validation of new equipment and facilities required for commercial level activity;

■	a failure to satisfy the FDA’s cGMP requirements and similar foreign standards on a consistent basis;

■	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

■	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

■	the reliance on a single sources of supply which, if unavailable, would delay our ability to complete our clinical trials or to sell any product for which we have received marketing approval;

■	the lack of qualified backup suppliers for supplies that are currently purchased from a single source supplier;

■	operations of our CMOs or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the CMO or supplier;

■	carrier disruptions or increased costs that are beyond our control; and

■	the failure to deliver products under specified storage conditions and in a timely manner.

Any of these risks could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our products, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Manufacturing of our product candidates and any approved products could be disrupted or halted if our CMOs do not comply with cGMP or foreign manufacturing standards, even if the compliance failure does not relate to our product candidates or approved products. Furthermore, if any of our product candidates are approved and our CMOs fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA or a foreign regulator.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining proprietary rights important to our business, as well as successfully defending and enforcing those proprietary rights if challenged. The procurement, defense and enforcement of intellectual property rights involve complex legal and factual questions. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Laws relating to patent rights continue to evolve in the United States and foreign jurisdictions, as does their interpretation by national patent offices and judicial systems, creating some uncertainty for patent applicants, patent owners and licensees.

Our ability to stop third parties from using our technology or making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. If any patent we currently or in the future may own or license is deemed invalid or unenforceable, it could impact our commercial success. We cannot predict the breadth of claims that may be issued from any patent applications we currently or may in the future own or license from third parties.

The degree of future protection our proprietary rights may afford is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

■	others may be able to make, use, sell, offer to sell or import products that are similar to our product candidates but that are not covered by the claims of our patents;

■	we might not have been the first to make the inventions covered by our patent portfolio;

■	we might not have been the first to file patent applications for these inventions;

■	others may independently develop similar or alternative technologies or duplicate any of our technologies in a manner that does not violate our trade secrets;

■	our proprietary rights may not provide us with any competitive advantages;

■	we may not develop additional technologies or products that are patentable or suitable to maintain as trade secrets; or

■	the proprietary rights of others may have an adverse effect on our business.

As of April 1, 2014, we are the owner of record of at least five issued or allowed U.S. patents and at least eight issued or allowed non-U.S. patents, as well as the licensee of at least ten issued or allowed U.S. patents and at least twelve issued or allowed non-U.S. patents. We are actively pursuing at least an additional 12 U.S. patent applications, of which four are provisional and eight are non-provisional, at least three international patent applications and at least 50 non-U.S. patent applications in at least twelve jurisdictions as the owner of record, in addition to at least two U.S. patent applications and at least 12 non-U.S. patent applications under license.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. Our ability to stop third parties from making, using, selling, offering to sell or importing our products or practicing our technology is dependent in part upon the extent to which we have rights in enforceable trade secrets that cover these activities. Trade secret rights can be lost through disclosure to third parties. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our trade secrets to third parties, resulting in loss of trade secret protection. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, which would not constitute a violation of our trade secret rights. Enforcing a claim that a third party is engaged in the unlawful use of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, recognition of rights in trade secrets and a willingness to enforce trade secrets may differ in certain jurisdictions.

Intellectual property disputes are expensive and would consume time and resources and divert the attention of managerial and scientific personnel. We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to enforce or protect our rights to, or use, our technology.

If we choose to go to court to attempt to stop another party from using our intellectual property without authorization, or any licensor of our intellectual property chooses to do the same, rights in our intellectual property may be lost. More specifically, rights in trade secrets we have or obtain may be lost as the result of disclosure associated with of our efforts to stop their unauthorized use. Rights in any patents we have or obtain may be lost as a result of our efforts to stop their unauthorized use, as the party charged with patent infringement has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to such patents. Apart from litigation, adversarial procedures are available in the patent offices of many countries, including the United States, that permit interested third parties to dispute the validity of issued patents or to otherwise impact the course of prosecution of pending patent applications. Intellectual property disputes are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the unauthorized use of our intellectual property rights. Moreover, the patent laws in the United States and internationally continue to evolve, creating uncertainty as to the likelihood that we will be able to obtain patents and increase the likelihood of challenge to any patents we obtain or license.

Furthermore, a third party may claim that we or our manufacturing partners are engaged in unauthorized use of intellectual property owned by the third party, including patent rights, and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our CMOs are engaged in unauthorized use of the third party’s valid and enforceable intellectual property, including patent rights, and would order us or our CMOs to stop the activities protected by these rights. In that event, we may not have a viable alternative to the unauthorized use and may need to halt commercialization of the relevant product. In addition, there is a risk that a court will order us or our CMOs to pay the other party damages for having used the other party’s intellectual property in an unauthorized manner. In the future, we may agree to indemnify our CMOs against certain intellectual property claims brought by third parties. Patent rights involve complex factual and legal issues; as a result, it is not always clear to industry participants, including us, whether activities or products are covered by patent rights, or by which patent rights. The breadth of patent claims is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the claims of the relevant patents or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires the alleged infringer to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications may be maintained in secrecy until the patents are issued, publication of patent applications is delayed, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology important to our business. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies and serve as a bar to patentability of our own patent filings. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such invention.

Some of our competitors may be able to sustain the costs of patent-related disputes, including patent litigation, more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Related to Employee Matters and Managing Growth

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

As we advance our product candidates through preclinical studies and clinical trials and develop new product candidates, we will need to increase our product development, scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

■	successfully attract and recruit new employees with the expertise and experience we will require;

■	manage our clinical programs effectively, which we anticipate being conducted at numerous clinical sites;

■	develop a marketing, distribution and sales infrastructure if we seek to market our products directly; and

■	continue to improve our operational, manufacturing, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and business development expertise of our executive officers and key employees. If we lose one or more of our executive officers or key personnel, our ability to implement our business strategy successfully could be seriously harmed. Any of our executive officers or key employees may terminate their employment at any time. We have entered into change of control and severance agreements with certain of our officers as part of our retention efforts. Replacing executive officers and key employees may be difficult, will be costly and may take an extended period of time because of the limited number of individuals in our industry with the mix of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel. Our failure to attract and retain key personnel could materially harm our business.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we operate in an increasingly demanding regulatory environment, which requires us to comply with applicable provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the related rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We rely on consultants to perform certain of our accounting and financial reporting functions. We will need to hire additional finance personnel and build our financial infrastructure as we transition to operating as a public company, including complying with the applicable requirements of Section 404 of the Sarbanes-Oxley Act. We may be unable to do so on a timely basis. Until we are able to expand our finance and administrative capabilities and establish necessary financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with the applicable provisions of the Sarbanes-Oxley Act or existing or new reporting requirements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We have had a material weakness in our internal control over financial reporting.

Prior to our initial public offering in August 2013, we had not been a public reporting company and we had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal control over financial reporting. We and our independent registered public accounting firm identified a material weakness in internal control over financial reporting for the years ended December 31, 2012 and 2011. Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We are in the process of remediating the material weakness identified by us and our independent registered public accounting firm; however, we cannot assure that there will not be additional material weaknesses and significant deficiencies that our independent registered public accounting firm or we will identify. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable securities laws and listing requirements

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Other Risks Relating to Our Business

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we intend to focus on the regulatory approval of REG1, including the completion of the REGULATE-PCI trial. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on existing and future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic alliance, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability and may have to limit development of a product candidate or commercialization of an approved product.

The use of our product candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our CMOs by participants enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

■	withdrawal of clinical trial participants;

■	termination of clinical trial sites or entire trial programs;

■	costs of related litigation;

■	substantial monetary awards to patients or other claimants;

■	decreased demand for an approved product and loss of revenue;

■	impairment of our business reputation;

■	diversion of management and scientific resources from our business operations; and

■	the inability to commercialize an approved product.

We have obtained limited product liability insurance coverage for our clinical trials domestically and in selected foreign countries where we are conducting clinical trials. Our products liability insurance coverage is currently limited to $10.0 million per occurrence and $10.0 million in the aggregate per year. As such, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could cause our stock price to decline and could adversely affect our results of operations and business.

Our operations involve hazardous materials, which could subject us to significant liabilities.

Our research and development processes involve the controlled use of hazardous materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of exposure of individuals to hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use of these materials and our liability may exceed our total assets. We have general liability insurance of up to $1.0 million per occurrence, with an annual aggregate limit of $2.0 million, which excludes pollution liability. This coverage may not be adequate to cover all claims related to our hazardous materials. Furthermore, if we were to be held liable for a claim involving hazardous materials, this liability could exceed our insurance coverage, if any, and our other financial resources. Compliance with environmental and other laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers’ compensation, products liability and directors’ and officers’ insurance. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Relating to this Offering and Ownership of Common Stock

After this offering, our executive officers, directors and principal stockholders will have the ability to control all matters submitted to our stockholders for approval.

When this offering is completed, our executive officers, directors and stockholders who beneficially owned more than 5% of our common stock before this offering will, in the aggregate, beneficially own shares representing 59.1% of our common stock as determined as of March 31, 2014, excluding any shares of our common stock that these stockholders may purchase in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We do not anticipate paying cash dividends on our common stock, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid any cash dividend on our common stock and do not anticipate paying cash dividends on our common stock in the future. Our Loan Agreement with Comerica Bank prohibits us from paying cash dividends. As a result, the only return to stockholders will be appreciation in the price of our common stock, which may never occur. Investors seeking cash dividends should not invest in our common stock.

Our stock price may be volatile, and investors in our common stock could incur substantial losses.

Our stock price has fluctuated in the past and may be volatile in the future. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

■	results and timing of our clinical trials;

■	results of clinical trials of our competitors’ products;

■	regulatory actions with respect to our products or our competitors’ products;

■	actual or anticipated fluctuations in our financial condition and operating results;

■	actual or anticipated changes in our growth rate relative to our competitors;

■	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

■	competition from existing products or new products that may emerge;

■	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

■	issuance of new or updated research or reports by securities analysts;

■	fluctuations in the valuation of companies perceived by investors to be comparable to us;

■	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

■	additions or departures of key management or scientific personnel;

■	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain, maintain, defend or enforce proprietary rights relating to our products and technologies;

■	announcement or expectation of additional financing efforts;

■	sales of our common stock by us, our insiders or our other stockholders;

■	market conditions for biopharmaceutical stocks in general; and

■	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other business concerns, which could potentially harm our business.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our stock price has fluctuated in the past and may be volatile in the future, and in the past, companies that have experienced volatility in the market price of their stock have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

An active trading market for our common stock may not be maintained.

Our stock is currently traded on NASDAQ, but we can provide no assurance that we will be able to maintain an active trading market on NASDAQ or any other exchange in the future. If an active market for our common stock is not maintained, it may be difficult for our stockholders to sell shares without depressing the market price for the shares or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will continue to cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur in the future. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of March 31, 2014, we had 23,329,751 outstanding shares of common stock and 2,000,000 shares of common stock issuable upon conversion of the Series F convertible preferred stock. Of these shares, 11,459,777 may be resold in the public market immediately and the remaining 13,867,489 shares are currently restricted under securities laws or as a result of lock-up agreements, which restrict their transfer for a period of 60 days or 90 days after the private placement, which closed in February 2014. Moreover, holders of shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the resale or other disposition of up to 9,396,767 shares of our common stock or to require us to include those shares in registration statements that we may file for ourselves or other stockholders.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The public offering price of the shares offered by this prospectus is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $2.97 per share in the price you pay for shares of our common stock as compared to the pro forma as adjusted net tangible book value per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution” elsewhere in this prospectus.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

You may be diluted by exercises of outstanding options and warrants.

As of March 31, 2014, we had outstanding options to purchase an aggregate of 3,933,469 shares of our common stock at a weighted average exercise price of $5.40 per share and warrants to purchase an aggregate of 9,356 shares of our common stock at a weighted average exercise price of $12.02 per share. The exercise of such outstanding options and warrants will result in dilution of your investment. In addition, as described below, you may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of liquidation.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to complete development and, if approved, commercialization of REG1 and continue our planned operations. To the extent we raise additional capital by issuing equity securities; our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities. If we sell common stock, convertible securities or other equity securities, your investment in our common stock will be diluted. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are incurring significantly increased costs and devote substantial management time as a result of operating as a public company and such costs are likely to increase particularly after we are no longer an “emerging growth company.”

As a newly public company, we are incurring significant legal, accounting and other expenses that we did not incur as a private company. For example, we are required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission, and The NASDAQ Capital Market, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements has increased and will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we currently do not have an internal audit function, and we need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of our recent transition to becoming a public company or the timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

■	classifying our board of directors into three classes;

■	authorizing the issuance of “blank check” convertible preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

■	limiting the removal of directors by the stockholders;

■	requiring a supermajority vote of stockholders to amend our certificate of incorporation or bylaws;

■	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

■	eliminating the ability of stockholders to call a special meeting of stockholders;

■	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

■	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding the timing of our clinical trials, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” which appear elsewhere or are incorporated by reference in this prospectus. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “could,” “estimate,” “except,” “intend,” “may,” “plan,” “potential,” “predict,” “project”, “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus and the documents incorporated by reference into it include, but are not limited to, statements about:

■	our progress in completing our single, open-label 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial;

■	our ability to satisfy domestic and international regulatory requirements with respect to REG1 and our other product candidates, many of which are new and still evolving, and the labeling under any approval we may obtain;

■	the performance of contract research organizations who conduct our clinical trials for us;

■	the performance of third-party manufacturers who supply or manufacture our products;

■	our ability to develop commercialization and marketing capabilities or to enter into strategic partnerships to develop and commercialize REG1 or any of our other product candidates;

■	the timing and success of the commercialization of REG1 or any of our other product candidates;

■	the rate and degree of market acceptance of REG1;

■	the size and growth of the potential markets for REG1 and our ability to serve those markets;

■	our plans to expand the indications of REG1;

■	our ability to discover, develop and commercialize novel and innovative therapies using our proprietary technology platform;

■	regulatory developments in the United States and foreign countries;

■	competition from existing antithrombotic drugs or new antithrombotic drugs that may emerge;

■	potential product liability claims;

■	our ability to attract and retain a sufficient number of scientists, clinicians, sales personnel and other key personnel;

■	our ability to obtain, maintain, defend and enforce intellectual property rights protecting our product candidates;

■	the accuracy of our estimates regarding expenses and capital requirements; and

■	our ability to adequately support future growth.

These statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements in this prospectus and the documents incorporated by reference into it represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and other documents incorporated by reference herein and filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $56.0 million from our sale of common stock in this offering, or approximately $64.4 million if the underwriters exercise in-full their option to purchase additional shares of common stock, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to fund the continued development of our product candidates, primarily the completion of our single, open-label, 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, and for general working capital.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including:

■	the timing of the REGULATE-PCI trial, including any acceleration of the REGULATE-PCI trial as a result of the Fast Track designation;

■	any delays in the achievement of the interim milestones for the REGULATE-PCI trial;

■	the extent to which the U.S. Food and Drug Administration may require us to perform additional clinical trials for REG1;

■	the scope, progress, results and costs of development for additional indications for REG1 and for our other product candidates;

■	the extent to which we establish collaboration, co-promotion, distribution and other similar agreements for REG1 or our other product candidates;

■	the extent to which we acquire or invest in products, businesses and technologies;

■	the costs of obtaining, maintaining, defending and enforcing intellectual property claims; and

■	any unforeseen or underestimated cash needs.

Therefore, as of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering.

We believe that the net proceeds of this offering will be sufficient for us to fund our projected operating requirements, including the REGULATE-PCI trial, through the first quarter of 2015. It is possible that we will not achieve the progress that we expect with respect to REG1 because the actual costs and timing of conducting a large Phase 3 clinical trial are difficult to predict and are subject to substantial risks and delays. Upon the consummation of this offering, we will have no committed external sources of funds. The expected net proceeds of this offering will not be sufficient for us to complete the REGULATE-PCI trial and we will need to raise substantial additional capital to complete the development and commercialization of REG1. We also will need to raise additional capital in the future to complete the development and commercialization of REG1 for additional indications and for our other product candidates. As a result, we will need to finance our future cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment -grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect that we will retain all of our available funds and future earnings, if any, for use in the operation and expansion of our business. Our loan agreement with Comerica Bank prohibits us from paying cash dividends on our common stock and the terms of any future loan agreement we enter into or any debt securities we may issue are likely to contain similar restrictions on the payment of dividends. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, restrictions imposed by applicable law, our overall financial condition and any other factors deemed relevant by our board of directors.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on The NASDAQ Capital Market under the symbol “RGDO” since August 22, 2013. Prior to that time, there was no public market for our stock. The following table sets forth for the indicated periods the high and low intra-day sales prices per share for common stock on The NASDAQ Capital Market.

	HIGH	LOW
Third Quarter 2013 (since August 22, 2013)	$9.39	$4.27
Fourth Quarter 2013	$7.10	$4.41
First Quarter 2014	$14.10	$4.80
Second Quarter 2014 (through April 10, 2014)	$13.39	$6.94

On April 10, 2014, the last reported sales price of our common stock on The NASDAQ Capital Market was $7.17 per share.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2013:

■	on an actual basis;

■	on a pro forma basis to reflect our receipt of the net proceeds from the sale by us of 4,000,000 shares of common stock at a purchase price of $5.00 per share, after deducting the placement agent fees and estimated offering expenses payable by us, the subsequent exchange of 2,000,000 shares of common stock for 10,000 shares of Series F Convertible Preferred Stock, or the preferred stock, with a stated value of $1,000 per share, each share of which is convertible into 200 shares of our common stock (subject to adjustment in the event of stock splits, recapitalization and other similar events affecting our common stock), and the assumed conversion of the preferred stock into 2,000,000 shares of common stock; and

■	on a pro forma as adjusted basis to give effect to our receipt of net proceeds of approximately $56.0 million from the sale of shares of the common stock we are offering at the public offering price of $6.00 per share after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this information together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” as well as our financial statements and the related notes, which appear elsewhere or are incorporated by reference in this prospectus.

	AS OF DECEMBER 31, 2013
	(in thousands, except share and per share data)
	ACTUAL	PRO FORMA (unaudited)	PRO FORMA AS ADJUSTED
Cash, cash equivalents and short-term investments	$30,688	$49,388	$105,338
Long-term debt, including current portion	4,452	4,452	4,452
Stockholders’ equity:
Convertible preferred stock; 1,000,000 shares authorized, 0 shares issued and outstanding, actual; 1,000,000 shares authorized, 10,000 shares stated value of $1,000 per share issued and outstanding, 0 shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Common stock; $0.001 par value: 500,000,000 shares authorized, 21,310,614 shares issued and outstanding, actual; 500,000,000 shares authorized and 25,310,614 shares issued and outstanding, pro forma; 500,000,000 shares authorized and 35,310,614 shares issued and outstanding, pro forma as adjusted	21	25	35
Additional paid-in capital	179,159	197,855	253,795
Accumulated other comprehensive income (loss)
Accumulated deficit	(144,979)	(144,979)	(144,979)
Total stockholders’ equity	34,201	52,901	108,851
Total capitalization	$38,653	$57,353	$113,303

The outstanding share information in the table above is based on 21,310,614 shares of our common stock outstanding as of December 31, 2013, and excludes the following:

■	2,000,000 shares of common stock issued in a private placement after December 31, 2013 for purposes of shares outstanding as of December 31, 2013 on an actual basis only;

■	2,000,000 shares of common stock underlying the Series F convertible preferred stock issued after December 31, 2013 for purposes of shares outstanding as of December 31, 2013 on an actual basis only;

■	3,272,847 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $5.38 per share;

■	673,681 shares of our common stock issuable upon the exercise of options granted under our 2013 Equity Compensation Plan, or the 2013 Plan, after December 31, 2013;

■	up to 474,720 shares of our common stock reserved for future awards under the 2013 Plan;

■	96,360 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan; and

■	16,332 shares of our common stock issuable upon the exercise of common stock warrants outstanding at a weighted-average exercise price of $6.96 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Net historical tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of December 31, 2013. Prior to considering the effects of the proceeds of this offering, but giving effect to our receipt of the net proceeds from the sale by us of 4,000,000 shares of common stock at a purchase price of $5.00 per share, after deducting placement agent fees and commissions and estimated offering expenses payable by us, the subsequent exchange of 2,000,000 shares of common stock for 10,000 shares of Series F Convertible Preferred Stock, or the preferred stock, with a stated value of $1,000 per share (each share of which is convertible into 200 shares of our common stock, subject to adjustment in the event of stock splits, recapitalizations and other similar events affecting our common stock), and the assumed conversion of the preferred stock into 2,000,000 shares of common stock, our net tangible book value as of December 31, 2013 was approximately $51.0 million, or approximately $2.02 per share.

Pro forma as adjusted net book value is our pro forma net tangible book value, after giving effect to the sale of shares of our common stock in this offering at the public offering price of $6.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. Our pro forma as adjusted net book value as of December 31, 2013 would have been approximately $107.0 million, or approximately $3.03 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.01 per share to our existing stockholders, and an immediate dilution of $2.97 per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$6.00
Pro forma net tangible book value per share as of December 31, 2013	$2.02
Increase in pro forma net tangible book value per share after this offering	1.01

Pro forma as adjusted net tangible book value per share, after giving effect to this offering		3.03

Dilution of pro forma as adjusted net tangible book value per share to new investors		$2.97

If the underwriters exercise in full their option to purchase additional shares, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $3.14 per share, which amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.12 per share of our common stock to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $2.86 per share of our common stock to new investors purchasing shares of common stock in this offering.

If any shares are issued upon exercise of outstanding options or warrants, you may experience further dilution. The number of shares of our common stock reflected in the discussion and tables above is based on is based on 21,310,614 shares of our common stock outstanding as of December 31, 2013 (assuming the issuance of 2,000,000 shares of common stock issued in the private placement after December 31, 2013 and the issuance of 2,000,000 shares of common stock upon conversion of the Series F convertible preferred stock issued after December 31, 2013), and excludes the following:

■	3,272,847 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $5.38 per share;

■	673,681 shares of our common stock issuable upon the exercise of options granted under our 2013 Equity Compensation Plan, or the 2013 Plan, after December 31, 2013;

■	up to 474,720 shares of our common stock reserved for future awards under the 2013 Plan;

■	96,360 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan; and

■	16,332 shares of our common stock issuable upon the exercise of common stock warrants outstanding at a weighted-average exercise price of $6.96 per share.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there may be further dilution to new investors participating in this offering.

SELECTED FINANCIAL DATA

The following table summarizes our selected financial data for the periods and as of the dates indicated. Our selected statements of operations data for each of the years ended December 31, 2013 and 2012, and our selected balance sheet data as of December 31, 2012, have been derived from our audited financial statements and related notes included elsewhere or incorporated by reference in this prospectus. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of the results to be expected for any future periods. Our selected financial data should be read together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and their related notes, which are included elsewhere or incorporated by reference in this prospectus.

	YEARS ENDED DECEMBER 31,
(in thousands, except for per share data)	2013	2012
Statement of operations data:
Revenue	$—	$—
Operating expenses:
Research and development	(26,542)	(8,006)
General and administrative	(7,297)	(4,157)
Total operating expenses	(33,839)	(12,163)
Loss from operations	(33,839)	(12,163)
Other income (expense), net	(600)	(899)
Net loss	$(34,439)	$(13,062)
Net loss per share, basic and diluted (1)	$(4.59)	$(59.03)
Shares used to compute basic and diluted net loss per share (1)	7,499,661	221,272
Pro forma net loss per share, basic and diluted (unaudited) (2)	$(1.36)
Shares used to compute pro forma net loss per share, basic and diluted (unaudited) (2)	25,310,614

(1)	See Note 13 (for the periods ended December 31, 2013 and 2012) of our Notes to Financial Statements appearing elsewhere or incorporated by reference in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share.
(2)	The calculations for the unaudited pro forma net loss per common share, basic and diluted, assume the conversion of all our outstanding shares of Series F convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented.

(in thousands)	AS OF DECEMBER 31, 2013
Balance sheet data:
Cash, cash equivalents and short-term investments	30,688
Working capital	30,027
Total assets	45,753
Current liabilities	9,100
Long-term debt, including current portion	4,452
Other liabilities	—
Common stock	21
Convertible preferred stock	—
Additional paid-in-capital	179,159
Accumulated deficit	(144,979)

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery and development of novel, first-in-class, actively controllable antithrombotic drug systems for acute and sub-acute cardiovascular indications. We are pioneering the discovery and development of two-component drug systems consisting of a therapeutic aptamer and its specific active control agent. Our actively controllable product candidates have the potential to improve outcomes, enhance the patient experience and reduce overall treatment costs.

Each of our product candidates, except the specific antidotes for oral FXa inhibitors, consists of a two-component system: an aptamer and its specific active control agent. The aptamer is administered first and achieves its therapeutic effect within minutes. When the therapeutic effect of the aptamer is no longer needed, the control agent is administered to rapidly and precisely reduce or eliminate it. The level of reduction is determined by the amount of control agent given compared to the aptamer dose. By contrast and for example, the therapeutic effect of existing antithrombotic drugs is not rapidly and precisely controllable and persists until the drug is metabolized by the patient, a process which varies from patient to patient and can take several hours or more.

Our lead product candidate, REG1, consists of pegnivacogin, a highly potent and selective anticoagulant, and anivamersen, its specific active control agent. We are developing REG1 as an anticoagulant for use in patients with a wide variety of cardiovascular conditions undergoing percutaneous coronary intervention, or PCI, a hospital-based procedure used to mechanically open or widen obstructed coronary arteries. Interventional cardiologists performing PCIs must consider the risk of major bleeding events in determining the level of anticoagulation administered to patients to prevent ischemic events, including death, stroke, myocardial infarction, or MI, or the need for revascularization of the artery. As the anticoagulant effect of existing drugs persists long after administration, interventional cardiologists are forced to make a compromising medical decision because they lack the means to simultaneously reduce the risks of ischemic and major bleeding events. In 2005, we filed an investigational new drug application, or IND, for the use of REG1 in this initial indication. In March 2014, we announced that REG1 received Fast Track designation from the U.S. Food and Drug Administration, or FDA, for anticoagulant therapy to be used in patients with coronary artery disease during PCI.

We believe that REG1 has the potential to become the standard of care for anticoagulation therapy for patients undergoing PCI and other cardiovascular procedures because it is designed to give the physician precise, on-demand control over anticoagulation levels. REG1 is the first and only anticoagulant to demonstrate a reduction in both ischemic and major bleeding events in a clinical trial for PCI. In our clinical trials, REG1 demonstrated a rapid and predictable anticoagulant effect that was precisely modulated or completely reversible in real time. In our randomized, partially blinded, dose-ranging Phase 2b trial involving 640 subjects, or the RADAR trial, when compared to standard of care heparin, REG1 demonstrated both a rapid and predictable anticoagulant effect and ability to precisely modulate or eliminate that effect in real time. REG1 also demonstrated the following important clinical and pharmacoeconomic benefits:

■	an approximate 66.0% reduction in ischemic events;

■	a reduction of up to 60.0% in major bleeding events;

■	a substantial reduction in time from catheterization to catheter sheath removal from a median of 3.8 hours to a median of one hour;

■	a substantial reduction in time of completion of the PCI procedure to catheter sheath removal from a median of three hours to a median of 24 minutes; and

■	a substantial reduction in the time patients were required to remain still following catheter sheath removal from a median of 5.7 hours to a median of 2.8 hours.

Based on these clinical results and after discussion with the FDA and the European Medicines Agency, or EMEA, in September of 2013, we initiated a single, open-label, 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, in patients undergoing PCI procedures other than for the treatment of ST elevation myocardial infarctions, or STEMI. REGULATE-PCI, if successful, will serve as the basis for product registration applications worldwide. We believe that REG1 has potential use in other PCI and interventional cardiovascular procedures, such as open heart surgery, or OHS, PCI as a treatment for STEMI as well as transcatheter aortic valve replacement or implantation, or TAVI.

Using our proprietary technology platform, we are developing a portfolio of additional clinical candidates in acute and sub-acute cardiovascular and other indications. REG3 is a preclinical stage antiplatelet therapy, consisting of a glycoprotein VI, or GPVI, inhibitor to be evaluated in diabetic vasculopathy and/or other inflammatory diseases. The specific active control agent component of REG3 is designed to permit modulation or elimination, if necessary, of the GPVI inhibition, if necessary, to optimize dosing and minimize unwanted side effects that might result from GPVI inhibition. We intend to file an IND for REG3 upon completion of our remaining pre-IND preclinical and chemistry, manufacturing and controls work, and to initiate a Phase 1 study of REG3 subsequent to that, depending upon availability of financial resources. REG2 is an early clinical stage program evaluating an extended release formulation of pegnivacogin intended to provide a controllable level of anticoagulation for up to two weeks for venous antithrombotic applications such as venous thromboembolism, or VTE, prophylaxis. In REG2, anivamersen would be used as an active control agent if needed. We have completed a single escalating dose Phase 1 clinical trial of REG2 and plan to conduct additional clinical testing in the future. We filed an IND for REG2 in November 2013 which was accepted by FDA and became active in December 2013. Additionally, we are considering potential product candidates against a variety of traditional and novel antiplatelet receptor targets as well as developing aptamer-based antidotes specific to respective oral FXa inhibitors.

The following table lists our current product candidates and discovery programs and their respective stages of development:

Our product candidates and proprietary technology platform are protected by a patent estate of at least 35 issued or allowed patents, including at least 15 in the United States, covering the composition of matter and methods of use for our product candidates as well as our fundamental controllable aptamer technology. We maintain worldwide commercialization rights to all of our product candidates except in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

PCI Overview

PCIs are hospital-based procedures used to mechanically open or widen obstructed coronary arteries. To treat this condition, a deflated balloon or other device on a catheter is inserted into an artery through an arterial sheath in the groin or wrist and advanced to the site of a blockage. Normalized blood flow is restored by opening or widening the artery. A stent is often placed at the site of blockage to permanently maintain blood flow.

Patients undergoing PCI fall into three treatment categories: emergency, urgent or elective. Patients undergoing PCI as an emergency or urgent procedure suffer from acute coronary syndromes, or ACS, defined as:

■	unstable angina, or UA, a condition in which the heart does not get enough blood flow and oxygen causing chest discomfort even at rest and which may lead to an MI without prompt medical intervention;

■	Non-ST Elevation Myocardial Infarction, or N-STEMI, which is an MI without electrocardiogram, or ECG, evidence of cell death but where chemical enzyme analysis shows muscle damage has occurred or is occurring; and

■	ST Elevation Myocardial Infarction, or STEMI, which is an acute MI with ECG evidence of cell death and abnormally high levels of chemical enzymes.

■	Patients undergoing PCI as an elective procedure include patients with:

■	chest pain or discomfort that usually occurs with activity or stress, or stable angina, which is due to a coronary arterial blockage;

■	a significant change or worsening of coronary arterial blood flow on a stress test or echocardiogram; and

■	previous heart damage with a known coronary arterial blockage who return for additional treatment.

PCI procedures involve significant medical risks. Blood clots may exist at the blockage or may result from arterial damage at the point of catheter insertion or from the presence of the catheter or other foreign materials in the vasculature. If blood clotting is not eliminated or controlled effectively, ischemic events, including death, stroke, MI or the need for revascularization of the artery, may occur. Because of this risk, powerful anticoagulant drugs are administered prior to and throughout the PCI procedure. However, anticoagulants create a significant risk of major bleeding events, including bleeding into the heart, the brain or other organs, massive internal bleeding that requires a significant transfusion of blood and blood products, and uncontrolled bleeding at the access site. These major bleeding events can result in the need for emergency surgery and increase the risk of MI, stroke, other life-threatening complications and death.

Because the therapeutic effect of most existing anticoagulants persists until they are metabolized by the patient, the risk of major bleeding events remains long after the procedure is completed, even when the anticoagulant administration is stopped at the end of the PCI. As a result, patients must wait up to six hours post-procedure before the arterial sheath can be safely removed, increasing patient discomfort and requiring extended monitoring and potential intervention by medical staff. In certain circumstances, a vascular closure device, or VCD, may be used to block or control bleeding at the access site to reduce this waiting time. However, it is not always possible to use a VCD and a VCD may not significantly reduce the risk of a major bleeding event. In addition, the use of a VCD adds significant cost to the procedure and may cause increased risk of vascular complications. As a result, the use of VCDs varies significantly from physician to physician and from hospital to hospital. If a VCD is not utilized, direct compression at the access site by medical staff for up to 30 minutes is typically applied followed by application of a sandbag or other mechanical compression throughout the total wait time to prevent bleeding.

Interventional cardiologists performing a PCI are forced to make a compromising medical decision because they lack the means to simultaneously reduce the risk of ischemic and major bleeding events. We believe that an antithrombotic treatment that can reduce both risks would create a new standard of care.

PCI Market

The PCI market is a large and growing market. Based on statistics published by the American Heart Association, or the AHA, in 2013, we estimate that approximately 770,000 PCIs were performed in the United States in 2013. Based on information obtained from publicly available PCI procedure registries, we estimate that in 2013 approximately 540,000 PCIs, excluding STEMI patients but including N-STEMI acute coronary syndrome patients and elective PCI for coronary arterial disease were performed in Europe and at least 1.2 million in the rest of the world.

We expect that the global market for PCIs will continue to grow while the market for PCIs in the United States and Europe will be relatively stable. Based on historical statistics published by the AHA, we believe that the growth in the number of PCIs performed in the United States will correlate to the growth of the population over age 45, which the U.S. Census Bureau estimates will increase at a rate of approximately 1.2% annually for the next decade. PCI growth in emerging countries is expected to be much greater. The National Center for Cardiovascular Diseases China reported that the number of PCIs performed in the People’s Republic of China increased approximately 26% annually from 2005 to 2009 while the National Intervention Council estimated in 2010 that PCI procedures in India would grow at approximately 25% annually. Based on 2008 statistics provided by the Brazilian Public Health System we estimated a projected annual growth rate of approximately 9% in PCI procedures in Brazil. Based on similar information obtained from other countries, we believe that similar increases in the number of PCI procedures are occurring throughout the developing world. This expected worldwide growth in PCI procedures is due to an expected increase in cardiovascular disease and such factors as an aging population, increasing clinical adoption of PCI procedures and increasing PCI survival rates. Based upon the estimated cost per procedure of branded anticoagulants, we believe that this represents a greater than $3.0 billion annual market opportunity for anticoagulants used in PCI procedures.

We intend to seek initial regulatory approval for the use of REG1 in all PCI procedures other than in the treatment of STEMI. Based on statistics published by the American Heart Association in 2013, we estimate that approximately 2.5 million PCI procedures were performed worldwide in 2013 in this segment of the market. We anticipate that this segment of the market will grow faster than the overall PCI market as a result of an ongoing clinical shift toward less invasive cardiovascular procedures.

Current PCI Anticoagulants and Their Limitations

Anticoagulants are administered throughout a PCI procedure to reduce the chances of unwanted blood clots forming due to arterial damage at the point of catheter insertion or to the presence of the catheter or other foreign materials in the vasculature. The anticoagulants most commonly used in PCI procedures are heparin and bivalirudin.

Heparin

Discovered in 1916, heparin is derived from the entrails of pigs and cows. It is a non-specific, indirect inhibitor of thrombin and blood coagulation Factor Xa, or FXa. There are two forms of heparin: unfractionated heparin, or UFH, and low molecular weight heparin, or LMWH. LMWH is primarily used as an antithrombotic treatment outside of the acute care setting and is used on a limited basis in PCI. When we refer to heparin, we mean UFH unless otherwise indicated. In PCI, heparin is first administered by IV bolus injection followed by a continuous IV infusion during the procedure. Heparin has a number of shortcomings including:

■	Limited effectiveness. As an indirect thrombin inhibitor, heparin is ineffective on clots that have already formed or are in the process of forming.

■	Major bleeding risk. Heparin requires 20 to 30 minutes to reach its peak anticoagulant effect; consequently physicians may exceed the minimum effective dose to access a compromised artery faster. As a result, patients are exposed to a supratherapeutic level of anticoagulation well after the procedure is completed as the anticoagulant effect of heparin persists at significant levels for up to six hours and the typical PCI procedure only requires approximately 30 to 60 minutes to complete. Female patients as well as patients who are elderly, frail or have kidney disease are particularly at risk for major bleeding events. Also, physicians often use intravenous glycoprotein platelet, or GPIIb/IIIa, inhibitors along with heparin in patients with a high thrombus risk. Recent clinical trials have shown that bleeding risk increases when heparin is used in combination with GPIIb/IIIa inhibitors.

■	Risk of immunological reaction. Patients receiving heparin can develop heparin-induced thrombocytopenia and thrombosis, or HIT/HITTS, a dangerous and life-threatening immunological reaction that can result in amputation or death. A 2005 article in Thrombosis reported HIT/HITTS rates of up to 2.7% in all heparin patients.

■	Unpredictable pharmacokinetics. Heparin dosing is imprecise because its dose-response relationship is non-linear and it is metabolized at varying rates from patient to patient. In addition, some patients are heparin-resistant. As a result, a patient’s unpredictable response to heparin requires close and continuous monitoring of anticoagulation levels.

■

No specific active control. Protamine, a drug that reverses the anticoagulant effect of heparin, is rarely used in PCI due to its unpredictable effect and its adverse event profile, which includes allergic reactions, pulmonary hypertension and cross-reactivity with certain types of insulin. As a result, its use is generally limited to OHS, where the high level of heparin used makes a reversal agent medically necessary despite protamine’s shortcomings. If a physician needs to modulate heparin’s anticoagulant effect in a PCI procedure, an extensive transfusion of blood and blood products is the most commonly used method. Additionally, if mechanical complications, such as the inadvertent perforation of an artery occur, extensive intervention including possible emergency surgery is required.

■	Quality and purity concerns. A substantial portion of the world supply of heparin comes from outside of the United States and the European Union. In the recent past, contaminated heparin has been responsible for a number of deaths and other complications. In addition, variations in product potency are not uncommon.

Bivalirudin

Bivalirudin is a direct thrombin inhibitor administered by IV bolus injection followed by continuous IV infusion during the PCI procedure. In clinical studies, patients metabolized bivalirudin at a faster rate than heparin. Although bivalirudin has demonstrated a lower rate of major bleeding events compared to heparin in clinical studies, it has a number of shortcomings:

■	Ischemic risk. In clinical trials, patients receiving bivalirudin had a numerically higher rate of ischemic events, including MIs and stent clotting, than patients receiving heparin. As a result, physicians typically use heparin when treating unstable patients and patients at a higher risk of having an ischemic event.

■	Bleeding risk. Although bivalirudin is metabolized more quickly than heparin, its anticoagulant effect persists at significant levels for up to four hours. As a result, patients are exposed to the risk of a major bleeding event for an extended period. Use of GPIIb/IIIa inhibitors with bivalirudin further exacerbates this risk.

■	No reversal agent. Because there is no reversal agent for bivalirudin, an extensive transfusion of blood and blood products is the only means to modulate its anticoagulant effect. Due to its mechanism of action, emergency surgical intervention is more likely with bivalirudin than heparin in the event of mechanical complications such as the inadvertent perforation of an artery.

■	Unpredictable dosing. Because bivalirudin is metabolized by the kidneys, dose adjustments are necessary for patients with renal insufficiency. While standard coagulation tests can be performed, the results do not accurately indicate quantitative bivalirudin levels and therefore cannot be used to precisely make dose adjustments. In addition, because the amount of bivalirudin necessary for the treatment of a specific patient depends both on the patient’s weight and the length of the PCI procedure, the amount and cost of bivalirudin used per procedure is difficult to predict.

■	Risk of immunological reaction. According to its package insert, use of bivalirudin has been associated with severe allergic reactions and publicly available safety data has reported two anaphylaxis deaths.

The REG1 Anticoagulation System

Overview

REG1 is a two-component system consisting of pegnivacogin, an anticoagulant targeting coagulation Factor IXa, or FIXa, and its specific active control agent, anivamersen, both of which are administered solely by IV bolus injection.

Pegnivacogin is a single-stranded oligonucleotide conjugated to polyethylene glycol, or PEG. Pegnivacogin is a potent anticoagulant that binds to FIXa with high affinity and specificity, thereby preventing blood clot formation and progression. Pegnivacogin is administered prior to the start of a PCI procedure and achieves its maximal anticoagulant effect within five minutes of injection. This anticoagulant effect lasts for 24 hours or more unless modulated or eliminated by the specific active control agent.

In developing pegnivacogin, we targeted FIXa for the following reasons:

■	FIXa controls the rate of thrombin formation so inhibiting it should more effectively slow or prevent clotting than inhibition of FXa or thrombin;

■	FIXa is seven times more potent than FXa and 60 times more potent than thrombin, so less drug is needed to achieve a desired anticoagulant effect; and

■	due to the biochemical nature of the interactions of FIXa in the clotting process, aptamers are the only known means to achieve controllable inhibition of FIXa.

Anivamersen is an oligonucleotide, a biological polymer consisting of a relatively small number of nucleotides chemically bound in a linear sequence that forms a chain-like structure, or strand, that is complementary to a portion of pegnivacogin and has no pharmacologic activity other than to bind to pegnivacogin. When anivamersen binds to pegnivacogin, it changes the shape of pegnivacogin so that it can no longer bind to FIXa, thereby permanently eliminating its anticoagulant activity within minutes. At the end of a PCI procedure, when the antithrombotic effect of the pegnivacogin is no longer needed, anivamersen is administered to rapidly and precisely reduce or eliminate it.

The effect of anivamersen on pegnivacogin is solely dependent on the amount of anivamersen administered relative to the dose of pegnivacogin. As a result, and unlike heparin and bivalirudin, REG1’s anticoagulation reversal is independent of an individual patient’s metabolism or health. By adjusting the dose of anivamersen relative to pegnivacogin, the anticoagulant effect of pegnivacogin can be precisely and rapidly controlled or eliminated.

Competitive Advantages

We believe that REG1 has the potential to become the standard of care for anticoagulation therapy in PCI and other cardiovascular procedures because it is designed to give physicians precise, on-demand control over anticoagulation levels. We believe the key potential advantages of REG1 over existing therapies are the following:

■	Reduced ischemic events. Because the anticoagulant effect of REG1 can be precisely controlled or eliminated, REG1 may allow a higher level of anticoagulation to be used safely during the PCI procedure when needed most. A higher level of anticoagulation may reduce the occurrence of ischemic events such as death, MI, stroke or the need for revascularization.

■	Reduced major bleeding events. REG1’s anticoagulant effect can be modulated or eliminated at the end of the PCI procedure, when it is no longer necessary or desirable, to reduce the risk of major bleeding events. Once the anticoagulation effect is reduced or eliminated, ordinary clotting can occur.

■	Precise and predictable dosing. Because REG1’s effect is independent of an individual patient’s metabolism or health, dosing is precise and predictable, potentially eliminating the need for time-consuming and costly patient monitoring during and after PCI.

■	Broad applicability. REG1’s use in PCI is likely to be unrestricted for high risk patients such as those with kidney or liver impairment.

■	Shorter procedure and recovery times. REG1 may significantly reduce the time between the end of the PCI procedure and the time the arterial catheter sheath can be pulled safely, as well as the time between the end of the procedure and the time the patient is ambulatory. As a result, we believe that overall procedure times may be significantly reduced, resulting in shorter hospital stays.

■	Improved patient outcomes and experience. We believe that REG1 will improve patient outcomes by reducing the overall number of ischemic events and the risk of major bleeding events. Also, REG1 may shorten procedure and recovery times and reduce the need for VCDs or other procedure-related follow-up interventions and re-hospitalizations. We believe that reduced procedure and recovery times, fewer patient complications and earlier hospital discharge would improve the patient experience.

■	Increased staff and facility efficiency. Shorter procedure times would increase staff and facility efficiency by allowing more patients to be treated with reduced staff attention and intervention necessary after the procedure ends. We believe that REG1 may also enhance efficiency by reducing complications that may require emergency intervention or re-hospitalization, such as the need for revascularizations or major blood transfusions.

■	Reduced overall treatment costs. We believe that REG1 may reduce overall treatment costs by reducing ischemic and major bleeding events, shortening procedure and recovery times, reducing re-hospitalizations due to complications, increasing staff and facility efficiency and improving patient outcomes.

Early Clinical Trials

REG1 has been studied in three Phase 1 trials involving a total of 174 subjects and one Phase 2a proof-of-concept PCI trial involving 26 subjects. These early clinical trials collectively demonstrated that:

■	pegnivacogin, at the intended PCI dose of 1 mg/kg, provided near complete FIXa inhibition;

■	a single injection of pegnivacogin reliably produced anticoagulation in humans for more than 24 hours;

■	a single injection of anivamersen partially or completely reversed pegnivacogin anticoagulation rapidly based on the ratio of the anivamersen dose to the pegnivacogin dose;

■	the anticoagulation effect of REG1 can be measured with existing standard tests;

■	pegnivacogin and anivamersen were well-tolerated;

■	elective PCI could be performed successfully using REG1 therapy; and

■	arterial catheter sheaths could be removed at the end of PCI procedures.

RADAR Trial

In November 2010, we completed the RADAR trial involving 640 subjects at 69 enrolling sites in the United States, Canada, France, Germany, Poland and the Netherlands. RADAR was an adaptive design, randomized, partially-blinded, dose-ranging trial assessing the safety and efficacy of REG1 in patients with UA and N-STEMI intended for PCI. Standard of care heparin, either UFH or LMWH, was the comparator. Subjects received open-label pegnivacogin at 1mg/kg, followed by a blinded dose of anivamersen to achieve 25%, 50%, 75% or 100% levels of pegnivacogin reversal. GPIIb/IIIa inhibitor use was stipulated for the heparin arm per standard of care guidelines and for provisional use in the REG1 arm for procedural or angiographic complications. Arterial catheter sheaths were to be removed at the end of the catheterization in the REG1 arm and per standard of care in the heparin arm. The demographics and background therapies in RADAR were similar to prior ACS studies with heparin and bivalirudin.

RADAR had several objectives, including the following:

■	determine the clinically acceptable dose range of anivamersen that reliably reverses the anticoagulant effect of pegnivacogin as measured by bleeding events;

■	estimate the efficacy of REG1 in suppressing ischemic events, defined as death, nonfatal MI and recurrent ischemia in target vessel distribution or urgent target vessel revascularization, or TVR, compared to heparin;

■	confirm that near-complete FIXa inhibition was achieved with pegnivacogin at the 1 mg/kg dose; and

■	measure various pharmacoeconomic factors such as the feasibility of early arterial catheter sheath removal, time to sheath removal and time to patient ambulation, compared to standard of care heparin.

The primary endpoint of RADAR was the composite incidence of major and minor bleeding through day 30. The key secondary endpoint was the proportion of subjects with a composite of ischemic events through day 30. In addition, a predefined analysis of the primary and secondary endpoints was made at 48 hours to simulate hospital discharge. All of these endpoints were adjudicated by an independent clinical events committee.

As part of the adaptive design to determine the effective dose response for anivamersen, RADAR included assessments by an independent data safety and monitoring board, or DSMB, at prescribed enrollment milestones. The DSMB was empowered to eliminate one or more of the anivamersen doses if excessive ischemic event rates were observed or, as was expected for the lowest anivamersen dose, excessive bleeding event rates were observed. If an anivamersen dose was eliminated as part of the adaptive design, the remaining REG1 subjects intended for the discontinued group would be randomized into a continuing anivamersen dose. As contemplated by the adaptive design, the DSMB ended the lowest anivamersen dose of 25% reversal early in the study due to excessive bleeding events.

RADAR demonstrated that REG1 was well-tolerated and, excluding the 25% reversal group, that there was no relevant difference in the overall incidence of treatment-emergent adverse events or serious adverse events between the REG1 arm and the heparin arm or among the remaining REG1 treatment groups.

At day 30, the 100% reversal dose significantly reduced total and major bleeding events as compared to the 25% REG1 reversal dose with a stepwise numerical reduction in major bleeding at doses of anivamersen greater than 50% reversal.

At 48 hours, the 100% reversal dose was statistically superior to both heparin (p=0.045) and the 25% reversal dose (p<0.001) in reducing major bleeding events. At anivamersen doses greater than 50% reversal, a decrease in the number of subjects with major bleeding events was observed. There was a trend towards reduction in total bleeding in the 100% reversal group, as compared to heparin (p=0.07). Among the REG1 groups, there was an anivamersen dose-dependent numerical decrease in the number of subjects with total bleeding from time of randomization to 48 hours. The results of RADAR confirmed that there was a consistency of effect across total and major bleeding events with doses above 50% reversal numerically better than heparin. The 100% reversal dose was statistically superior to the 25% reversal dose in reducing the incidence of total bleeding (p<0.001), which also confirmed the dose response. Based upon the odds ratio, which is a measure of the effect size, the REG1 100% reversal group demonstrated a 60% reduction in major bleeding events as compared to standard of care heparin.

The results of major bleeding events reported in RADAR for heparin and for REG1 at 48 hours are summarized in the following table:

*	Odds Ratio = 0.4

Source derived from: Povsic et al., Controlled anticoagulation in ACS, European Heart Journal, 2012

All REG1 patients received the same pegnivacogin dose. An overall composite ischemic event rate was calculated by combining the composite ischemic events from each REG1 group. In the overall REG1 arm, there was a numerical reduction in the rate of composite ischemic events at day 30 to 3.0% compared to 5.7% for patients in the heparin arm. Overall, 1.9% of the subjects in the REG1 arm had composite ischemic events at 48 hours compared to 5.0% of the subjects in the heparin arm. A consistent effect on ischemic events was seen at 48 hours, 30 days and in those patients undergoing PCI in the REG1 groups, as compared to heparin. For those REG1 subjects undergoing PCI, no evidence of clots on guide wires or catheters was reported. Based upon the odds ratio, which is a measure of the effect size, the REG1 group demonstrated a 66% reduction in ischemic events as compared to standard of care heparin.

Composite ischemic events for the heparin arm and the REG1 arm from time of randomization to 48 hours are shown in the table below:

*	Odds Ratio = 0.34

Source: RADAR Clinical Study Report

Measured levels of coagulation corresponded well to targeted levels of reversal after anivamersen dosing. These results indicate the ability to reliably predict reversal with the use of REG1, even when treating physicians are blinded to the level of reversal and the coagulation measurements.

REG1 also demonstrated a number of potential pharmacoeconomic effects. Arterial catheter sheaths were removed a median of one hour after catheterization compared to a median of 3.8 hours in the heparin arm. Arterial catheter sheaths were removed a median of 24 minutes after the procedure in the REG1 arm compared to a median of three hours in the heparin arm. Subjects were ambulated approximately a median of 2.8 hours after arterial catheter sheath removal in the REG1 arm compared to a median of 5.7 hours after arterial catheter sheath removal in the heparin arm. These results are summarized below:

Source: RADAR Clinical Study Report

Late in the trial, three REG1 subjects experienced severe allergic events. These events occurred 3 to 20 minutes after administration of pegnivacogin and ranged from a subject with a mild skin reaction to one subject who needed extended hemodynamic support. Based on a blinded assessment of bleeding and ischemic events at that time, it was determined that a sufficient number of endpoint events had occurred to meet the objectives of the trial and the trial was deemed complete. Following the occurrence of the allergic events, a detailed analysis of possible causes was performed. We determined that all three subjects were experiencing activation of their immunological system prior to receiving REG1 treatment and had a history of allergic reactions. We also determined that the REG1 used in these patients conformed to our specifications, was not contaminated, mishandled or stored incorrectly and that no changes to the formulation had occurred. Based on non-human primate studies, we concluded that there was no clinical or biomarker evidence of intravascular immune pathway activation. We also re-examined the complete REG1 clinical database and found no evidence of serious allergic reactions within the remainder of the REG1 development program. Following completion of our investigations and submission of a risk minimization action plan, the FDA and the EMEA agreed that we could proceed to a Phase 3 trial and that no additional exclusion criteria, and no special dosing, pre-treatment or pre-screening requirements were necessary. Additionally, in REGULATE-PCI investigators will receive training on the identification and proper treatment of allergic reactions and blood samples from all subjects will be collected and stored for future reference in the event they are needed for analysis.

REGULATE-PCI Trial

Based on these clinical results and after discussion with the FDA and the EMEA, we commenced the REGULATE-PCI trial September 2013. REGULATE-PCI, if successful, will serve as the basis for product registration applications worldwide. In March 2014, we announced that REG1 received Fast Track designation from the U.S. Food and Drug Administration, or FDA, for anticoagulant therapy to be used in patients with coronary artery disease during PCI. In late March 2014, the 1,000th patient was enrolled in REGULATE-PCI. At that time, the trial steering committee recommended that we open the trial to “all comers” pursuant to the trial protocol. In early April, the DSMB chair advised the principal investigators for the trial that he did not object to expanding enrollment in the trial at that time.

REGULATE-PCI is a single, open-label Phase 3 trial comparing REG1 to bivalirudin in subjects undergoing PCI as an elective procedure or for the treatment of UA or N-STEMI. The first 1,000 subjects enrolled will be limited to those undergoing elective PCI or PCI as a treatment for UA. REGULATE-PCI will enroll approximately 13,200 subjects at approximately 300-450 investigational sites worldwide. The number of subjects was determined so that the achievement of the primary efficacy endpoint of a 20% reduction in the occurrence of ischemic events versus bivalirudin would be statistically significant. The primary safety endpoint of REGULATE-PCI is non-inferiority to bivalirudin for the occurrence of major bleeding events. As an adaptive design trial, REGULATE-PCI permits a one-time increase in subject population, if necessary, at the time of 50% enrollment to maintain adequate trial size for statistical significance. Subjects will be randomized once it is determined that they will undergo PCI. REGULATE-PCI has limited exclusion criteria and is designed to be conducted using real life conditions and background therapies recommended by current standards of care. It will allow both femoral and radial approaches to vascular access as determined by the investigator. Investigators will also be allowed to use VCDs.

The primary endpoint of REGULATE-PCI is the efficacy of REG1 compared to bivalirudin for preventing a composite of death, nonfatal MI, nonfatal stroke and urgent target lesion revascularization, or TLR, through day three. The key secondary objective is to determine the safety of REG1 compared to bivalirudin as measured by major bleeding events through day three. Subjects will be followed for 30 days. Subjects will receive on an open-label basis either pegnivacogin at the RADAR dose of 1mg/kg or bivalirudin at the labeled dose. The REG1 subjects will receive 0.5 mg/kg of anivamersen, representing approximately 80% reversal, at the end of the PCI procedure. Bivalirudin subjects will have their drug discontinued at the end of the PCI procedure or otherwise in accordance with standard of care. Investigators will have the discretion to increase the reversal to 100% for REG1 subjects if they determine that the subject has an increased risk of a major bleeding event or in the event of a bleeding complication after the removal of the arterial catheter sheath. Subjects will receive standard guidelines-based background therapy and provisional GPIIb/IIIa inhibitors in both groups. Arterial catheter sheaths will be removed two to ten minutes after the administration of anivamersen in the REG1 arm at the end of the PCI and two to four hours from the end of the PCI for the bivalirudin arm, per standard of care. Pharmacoeconomic endpoints including time in catheterization laboratory, time to sheath removal, time to ambulation and time to hospital discharge will be captured.

As provided in the REGULATE-PCI trial protocol, an independent data safety monitoring board, or DSMB, has been established to review patient safety, protocol compliance and study progress during the course of the trial. The DSMB will meet periodically to review accumulating safety data, evaluate any treatment related adverse effects, perform three scheduled interim safety analyses, and advise the trial investigators regarding the continuing validity and scientific merit of the trial. The DSMB chair also can convene a meeting of the full DSMB at any time if he believes a review of the safety data appears warranted. The DSMB has the authority to make recommendations to the trial steering committee to alter the trial population, to place the trial on a clinical hold for further analysis, to stop enrollment in the trial or to modify the trial protocol if they feel it is indicated.

In late March 2014, the 1,000th patient was enrolled in REGULATE-PCI. At that time, the trial steering committee recommended that we open the trial to “all comers” pursuant to the trial protocol. In early April, the DSMB chair advised the principal investigators for the trial that he did not object to expanding enrollment in the trial at that time.

The REGULATE-PCI trial protocol requires three planned interim analyses by the DSMB. Safety endpoints including bleeding endpoints, allergic events and treatment-emergent adverse events will be evaluated. Trial enrollment will continue and not be interrupted during the data collection and analyses of interim data by the DSMB. In order to ensure that data from at least the first 1,000 patients enrolled in REGULATE-PCI are available for the first interim analysis, data from patients enrolled through mid-April who have completed follow-up will be included. We do not expect to receive any specific unblinded data from this first interim analysis meeting of the DSMB, which we expect to occur later in the second quarter of 2014. At this meeting, the DSMB will evaluate general safety of the subjects enrolled to that point. The second review is to occur once approximately 25% of the patients have completed follow up, which we expect to occur during the third quarter of 2014 with results of the DSMB analysis and deliberation coming some months following that meeting. At that time, the DSMB will recommend the continuation or discontinuation of REGULATE-PCI based on its evaluation of the safety results. The final interim analysis will be performed after 50% of the subjects have been enrolled, which is expected to occur during the fall of 2014 with results of the DSMB analysis and deliberation expected to be announced by the end of 2014. At that time, the DSMB will assess the general safety and will perform an analysis of its efficacy as defined by the protocol. If the DSMB determines that REG1 is not safe or that it is futile to continue the trial because of a lack of efficacy, they will recommend that the trial be terminated. On the other hand, if the DSMB determines REG1 is safe and its efficacy meets stringent predefined superiority criteria compared to bivalirudin, a positive outcome could be declared early and they will recommend that the trial be considered completed. Alternatively, since REGULATE-PCI is an adaptive design trial, an increase of total trial size may be recommended based on a comparison of actual endpoint event rates compared with assumed rates. Any increase in size would be implemented to maintain adequate statistical power to assess the results of the trial at completion. Unless terminated early or extended as described above, we expect to complete REGULATE-PCI by the fourth quarter of 2015 and to have top-line data available by the end of 2015.

We have had extensive discussions with the FDA regarding our REGULATE-PCI trial, including the trial design, the trial protocol, inclusion-exclusion criteria, trial population, endpoint definition, duration of follow-up, statistical analysis plan and interim analyses.

Other REG1 Indications

We believe that REG1 has potential for use in other PCI and interventional cardiovascular procedures, such as OHS, PCI as a treatment for STEMI, and TAVI, all of which are indications in which bivalirudin is not currently approved for use. These indications are described below.

OHS

We intend to develop REG1 for use in patients undergoing OHS as a replacement for the heparin—protamine combination that is currently the standard of care. Based on information obtained from publicly available OHS procedure registries, we estimate that approximately 1.5 million OHS procedures were performed globally in 2013. If our proof-of-concept human trials are successful, we plan to proceed to pivotal trials for approval of this indication. The EMEA has agreed with our proposed clinical development program and we are currently in discussion with the FDA regarding this program. Because development of this application is at an early stage, we have not filed an IND with the FDA. We intend to file an IND for this application of REG1 after completion of our proof-of-concept human trial.

An extremely high level of anticoagulation is required in OHS to prevent life-threatening clotting, especially when a pump is used to maintain blood flow during the procedure. Heparin is used as the anticoagulant in most OHS procedures. Protamine must be used in OHS patients to reduce heparin’s anticoagulant effect even though protamine is unpredictable and may result in additional complications. OHS patients are subject to intense post-procedure monitoring for major bleeding events. We believe a drug that achieves an optimal level of anticoagulation that can be precisely and predictably controlled or reversed at the end of the procedure and which does not have the significant side effects associated with heparin and protamine would result in improved outcomes for patients undergoing OHS. As a result, REG1 has the potential to become the standard of care anticoagulant for use in OHS.

In 2008, we commenced an exploratory Phase 2a feasibility trial of REG1 in patients undergoing off-pump coronary arterial bypass grafting, or CABG, which was intended to enroll ten subjects. The trial was stopped due to clotting in one of three bypass grafts placed in the first study subject so we could assess the cause of clotting, reassess and optimize the protocol, and complete further preclinical development and delineation of optimum methods of use of REG1 in CABG. As a result of our assessments and additional work, future testing of REG1 in CABG patients will be done as a part of the OHS program under a significantly modified protocol.

STEMI

We intend to develop REG1 for use in patients undergoing PCI as a treatment for STEMI. Based on information obtained from the GRACE Registry, we believe that approximately 750,000 PCI procedures were performed worldwide in 2013 for the treatment of STEMI. STEMI patients are more at risk if an ischemic event occurs than other patients undergoing PCI treatment because they generally present with significant clotting. As a result, a higher level of anticoagulation is necessary to treat these patients effectively. For these patients, the risk of ischemic events significantly outweighs the risk of major bleeding events. We believe a drug that can safely achieve a high level of anticoagulation would result in improved outcomes for STEMI patients undergoing PCI. As a result, REG1 has the potential to become the standard of care anticoagulant for use in this patient group. Because development of this application is at an early stage, we have not filed an IND with the FDA for this application of REG1.

TAVI

We intend to develop REG1 for use in patients undergoing TAVI. TAVI is an emerging interventional cardiovascular procedure in which myocardial valves are repaired or replaced through a catheter rather than OHS. While TAVI has the potential to be a safer alternative to OHS, TAVI presents many of the same risks applicable to PCI procedures as well as those applicable to OHS. The risk of stroke in TAVI is significantly greater than in OHS and therefore TAVI is not used if a patient can tolerate OHS. Also, the catheters used in TAVI procedures are approximately four to five times larger in diameter than those used in PCI, increasing the potential for arterial damage during the procedure. Because of these factors, in TAVI procedures heparin is dosed in similar amounts to OHS. However, because of the increased stroke risk, protamine is usually not used at the end of the procedure to reverse heparin’s anticoagulant effect, thereby exposing the patient to a high risk of a major bleeding event. In addition, because the stroke risk persists for up to two weeks, a TAVI patient may require sub-acute anticoagulant treatment to prevent a possible stroke. We believe a drug that achieves an optimal level of anticoagulation and that can be precisely and predictably controlled or reversed would result in improved outcomes for patients undergoing TAVI and could dramatically expand the use of TAVI. As a result, REG1 has the potential to become the standard of care anticoagulant for use in TAVI. In addition, REG2 has potential application for use in TAVI patients due to its extended release formulation. Because development of this application is at an early stage, we have not filed an IND with the FDA for this application of REG1.

Our Proprietary Technology Platform

We are pioneering the discovery and development of two-component drug systems consisting of a therapeutic aptamer and its specific active control agent. Our aptamers are single strands of nucleic acids, or oligonucleotides, that are chemically synthesized. Unlike other oligonucleotides, which are designed to control gene expression, an aptamer has a unique geometric shape that binds specifically and tightly to a target protein molecule, leading to inhibition of the target’s activity. Aptamers have been discovered that interact with essentially every class of therapeutic protein target. An aptamer’s pharmacologic activity can be controlled by interaction with a complementary oglionucleotide, which we term a specific active control agent. When the specific active control agent binds to the aptamer, it changes the aptamer’s shape thereby eliminating its therapeutic activity. Our founder co-invented our aptamer control technology to address the unmet medical need for a controllable antithrombotic therapy that could be rapidly modulated or eliminated.

We believe we have the leading position in the development of actively controllable aptamer therapeutic systems, including expertise in aptamer discovery, active control agent design, oligonucleotide chemistry, strong aptamer and active control agent intellectual property rights, including exclusive rights to key patents relating to control of aptamer activity in the body, and disciplined aptamer and active control agent drug discovery and development processes. Central to achieving our goals is the know-how that we have accumulated in aptamer discovery and control agent design and how the specific chemistries we utilize behave in the clinical setting.

We believe that the following aspects of our technology platform give us a competitive advantage:

■	a proven discovery team including the co-inventor of active aptamer control agent technology;

■	an exclusive license to the patents covering active aptamer control agent technology, which include broad claims directed toward nucleic acid ligands and methods to control aptamer activity by administration of active control agents;

■	a commercial license to the combinatorial chemistry technology platform, or SELEX™, for aptamer discovery and development;

■	the know-how to identify, isolate and optimize therapeutic aptamers and their active control agents, which has led to the discovery of multiple product candidates;

■	a proven pharmaceutical development team with experience in the development of efficient and economical manufacturing processes for aptamers and active control agents; and

■	an extensive clinical database of systemic aptamer use, which gives us unparalleled expertise in the discovery of new two-component aptamer-based product candidates.

The disciplined approach we take to the discovery and development of controllable aptamer therapeutic systems is as important as the assets assembled to execute on our plans. Every aspect of our development process, including the evaluation of a therapeutic opportunity, the identification of a specific targets, the discovery of a therapeutic aptamer and the optimization of active control agents, is designed to increase our probability of success. Our disciplined approach is summarized in the following four steps:

Step 1—Evaluation of Opportunities

The initiation of our discovery and development efforts is based on rigorous scientific and business criteria, including:

■	clear scientific evidence of the role that a specific target plays in a disease;

■	scientific evidence to support the belief that the use of an aptamer to inhibit the target protein will provide for a novel mechanism of action compared to existing therapies;

■	clinical evidence that the ability to control the aptamer’s activity in the treatment of the disease will address an unmet medical need or potentially provide for a superior treatment over existing therapies; and

■	existence of a significant commercial opportunity.

Our evaluation criteria potentially apply to a broad range of targets, allowing us to focus on product candidates that we believe have a high probability of clinical and commercial success.

Once we decide to pursue a specific treatment, we use a proprietary methodology to identify and optimize lead aptamer and active control agent pairs for development.

Step 2—Aptamer Identification

We identify aptamers using the SELEX™ process, licensed to us by Archemix Corporation, or Archemix. The SELEX™ process enables us to incubate a large number of nucleic acid sequences with a specific target to more efficiently identify aptamers with the necessary structural and binding properties. Additionally, we use a proprietary process to establish the optimal conditions for performing the SELEX™ process to each target, which we believe provides for a high probability of success in identifying potent aptamers.

Step 3—Control Agent Identification

Once we have identified a potential aptamer candidate, we design potential active control agents based upon rules of Watson-Crick base pairing, the fundamental chemical principles that describe the binding of complementary strands in DNA and RNA molecules to each other. We have developed significant understanding and know-how of the interaction of active control agents with aptamers, which we believe enables us to design and screen potential active control agents with a high probability of success.

Step 4—Aptamer-Control Agent Optimization

The final step in our discovery process is the optimization of the aptamer and active control agent for their pharmacokinetic and pharmacodynamic properties and ease of manufacture. We use our extensive knowledge of oligonucleotide chemistry and clinical performance of controllable aptamer therapeutic systems to:

■	optimize the aptamer size and use of stabilization chemistries within the aptamer to provide for a potent, well-tolerated aptamer with a half-life matched to its intended clinical use that can be manufactured cost effectively;

■	identify the appropriate carrier for the aptamer, such as PEG, to provide for desirable pharmacokinetic and distribution properties while maintaining the desired potency; and

■	optimize the active control agent to achieve a suitable half-life, to provide for potent modulation or elimination of the aptamer’s therapeutic activity and to permit cost effective manufacture.

Aptamer technology has evolved significantly since first generation aptamers were described in 1990. Many of the early aptamers were chemically and metabolically unstable, were potentially immunologically active and were prohibitively expensive to produce. Our product candidates consist of third and fourth generation aptamers that have significantly improved pharmaceutic and pharmacokinetic stability and have not shown immunological activity in a wide range of tests. Due to advances in synthetic techniques, these aptamers can be economically produced using readily available synthesis technology.

Our Other Product Candidates

Using our proprietary technology platform, we have developed a pipeline of other product candidates which are described below.

REG3

REG3 consists of a novel, first-in-class GPVI inhibitor and its specific active control agent. Increased levels of GPVI are present in a wide range of platelet-mediated diseases including ACS, stroke, rheumatoid arthritis and diabetic vasculopathy. In recent years, GPVI has emerged as a promising anti-platelet target. REG3 uses aptamer technology to bind to GPVI thereby inhibiting its function. We believe that REG3’s novel mechanism of action will enable it to successfully inhibit GPVI and provide an effective treatment for these conditions. REG3 is being developed as an injectable for sub-acute GPVI inhibition. REG3’s specific active control component is designed to permit modulation or elimination of the GPVI inhibition, if necessary, to optimize dosing and minimize unwanted side effects that might result from GPVI inhibition. We plan to submit an IND and initiate a Phase 1 study of REG3 in the future depending on availability of financial resources.

REG2

The active components of REG2 are identical to that of REG1 except that the pegnivacogin is formulated for subcutaneous depot injection for extended release. REG2 is intended to provide a controllable level of anticoagulation for up to two weeks for sub-acute uses, especially where a patient may be unable to swallow an oral anticoagulant. We are developing REG2 for use in venous thrombosis indications such as VTE prophylaxis in patients undergoing abdominal surgery. REG2 could also be used as a sub-acute anticoagulant treatment for TAVI patients or for bridging patients who are unable to take oral anticoagulants for a period of time before or after a procedure. In REG2, anivamersen is intended for use as an active control agent if needed. We have completed a single escalating dose Phase 1 clinical trial of REG2 and plan to conduct additional clinical testing in the future under the REG2 IND, depending on financial resources.

Antidote to Oral FXa Inhibitors

Oral FXa inhibitors, including rivaroxaban, apixaban and edoxaban, have the potential to replace coumadin in a number of indications including prophylaxis and treatment of deep vein thrombosis, treatment of pulmonary embolism, and prevention of stroke in patients with atrial fibrillation. However, their use is limited by risk of bleeding and lack of antidotes to reverse the drugs activity in the event of bleeding or if discontinuation of therapy is required to conduct medical procedures. Based on this tremendous unmet medical need for specific antidotes to the respective oral FXa inhibitors, we are in the process of discovering high affinity and specificity aptamers to oral FXa agents for use as antidotes. Among the compelling advantages of this approach are: 1) high target specificity and lack of interaction with endogenous blood proteins, 2) ability to design the characteristics of the antidote to match the specific pharmacokinetics and clinical use of a particular FXa inhibitor. Together we believe these advantages will lead to antidotes for which the dosing is determined solely by the concentration of the FXa inhibitor in the blood.

Our Strategy

Our strategy is to discover and develop novel, first-in-class controllable antithrombotic drug systems for use in acute and sub-acute cardiovascular and other indications that we believe are underserved by existing therapies. The key elements of our strategy are:

■	Complete the development and obtain regulatory approval for the first indication of REG1 in the United States, Europe and other countries. We commenced REGULATE-PCI in September 2013. If successfully completed, we intend to seek approval for the first indication of REG1 in the United States, Europe and other countries. We have assembled an experienced team with a successful track record of managing global clinical development activities, obtaining regulatory approvals worldwide for new drugs and maintaining compliance with international regulations governing the development, sales, marketing and distribution of pharmaceutical products. We believe we have the expertise and capacity to manage a global development program without local partners.

■	Commercialize REG1 in its first indication in the United States, Europe and other countries alone or with a strategic partner. Because REG1 is a hospital-based acute care product, we believe that it is feasible for us to commercialize the first REG1 indication in the United States with a relatively small specialty sales force calling on a targeted group of hospital-based interventional cardiologists. If REG1 is approved, we intend to commercialize REG1 in the United States by building a commercial infrastructure or by utilizing contract reimbursement specialists, sales people and medical education specialists. We may seek to augment our commercial efforts by entering into a collaboration with a pharmaceutical company, if such a collaboration is available on attractive terms. Outside of the United States, we likely will seek to commercialize REG1 through distribution or other collaboration arrangements.

■	Develop and commercialize other applications for REG1. We intend to develop REG1 for use in additional cardiovascular procedures, such as OHS, PCI as a treatment for STEMI, and TAVI. We believe REG1’s two-component anticoagulant system addresses unmet needs in these markets.

■	Advance the other product candidates in our pipeline. We intend to develop product candidates in our pipeline beyond REG1, including REG3, REG2 and the specific antidotes to oral FXa inhibitors.

■	Seek joint development agreements for our other product candidates or new treatment targets. We intend to seek partners to assist us in the development of REG3, REG2, and the specific antidotes to oral FXa inhibitors as well as any new product candidates we discover. We also intend to seek collaborations with other life sciences companies that may desire to use our proprietary technology to discover and develop novel treatments in their areas of clinical interest.

Third-Party Suppliers and Manufacturers

We do not have a manufacturing infrastructure and do not intend to develop one. We have agreements with our third-party manufacturers, or CMOs, to supply bulk drug substances for our product candidates and with third parties to formulate, package and distribute our product candidates. Our employees include professionals with expertise in pharmaceutical manufacturing development who oversee the manufacture and distribution of our product candidates by third-party companies. We may not currently have sufficient amounts of REG1 on hand to complete enrollment in the REGULATE-PCI trial, however we are currently contracted to produce what we expect to be sufficient amounts of REG1 in early 2014. The Company may not have enough bivalirudin to complete REGULATE-PCI and may need to secure additional quantities to complete the trial. All of the drug substances used in our product candidates are manufactured by single suppliers. While we have not experienced any supply disruptions, the number of oligonucleotide manufacturers is limited. In the event it is necessary or advisable to acquire supplies from an alternative supplier, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company. Formulation and distribution of our finished product candidates are also conducted by a single supplier but we believe that alternative sources for these services are readily available on commercially reasonable terms.

In July 2006, we entered into a supply and service agreement with Agilent Technologies, Inc., or Agilent, which was amended in July 2011, for the manufacture of pegnivacogin and anivamersen bulk drug substance for use in the clinical development of REG1. Drug substances are manufactured pursuant to a good manufacturing practices quality agreement entered into in May 2010. Manufacture of bulk drug substance lots is on a purchase order basis, with no minimum purchase obligation. The supply and service agreement has an indefinite term and expires when all services thereunder have been completed. Agilent may terminate the agreement with or without cause upon 180 days prior written notice to us. We may terminate the agreement if Agilent is unable to timely meet our purchase orders or Agilent’s quoted prices are more than 110% of those available from a third party. Either party may terminate the agreement upon written notice if the other party is in breach of a material provision of the agreement and such breach is not cured within 60 days after receipt of written notice of the breach.

In December 2006, we entered into a license, manufacturing and supply agreement with Nektar Therapeutics, or Nektar, for the supply of PEG used in the manufacture of pegnivacogin. We must provide Nektar with a rolling forecast of our anticipated requirements for the succeeding six quarters, with respect to pre-commercial supply, or eight quarters, with respect to commercial supply, with a required lead time to commit to and guarantee availability of the reagent at an agreed upon pricing structure, which is subject to revision on an annual basis. In addition, we have agreed to pay Nektar specific development and commercial milestones and a specific royalty on product sales. See “License Agreements—Nektar License and Supply Agreement.”

In March 2012, we entered into a clinical supply agreement with Althea Technologies, Inc., for the formulation and packaging of pegnivacogin and anivamersen for use in our clinical trials. The formulation and packaging is conducted pursuant to a quality agreement entered into in January 2012. Formulation and packaging services are provided on a purchase order basis, with no minimum purchase obligation. The clinical supply agreement has an indefinite term and expires when all services there under have been completed. The agreement may be terminated by us with or without cause on 30 days written notice, immediately by either party upon the occurrence of certain bankruptcy events related to the other party, upon 30 days written notice by either party if the parties fail to agree on a change in the scope of the agreement, or upon written notice by one party in the event of a material breach by the other party that is not cured within 30 days or such additional time that may be reasonably necessary to cure such breach if commenced within such 30-day period and diligently pursued to completion.

In November 2007, we entered into a development and supply agreement for REG3 bulk drug substance with Avecia Biotechnology, Inc., which expired in November 2009. We anticipate entering into extension of this agreement or a new agreement to manufacture REG3 for our planned Phase I study. Manufacture of bulk drug substance lots is on a purchase order basis, with no minimum purchase obligation.

Except for the agreement with Nektar, all of the agreements described above relate solely to the clinical development of our product candidates. In the event that we obtain marketing approval for a product candidate, we will be required to enter into separate agreements for the commercial production and distribution and manufacturing of that product.

Intellectual Property

We believe that we have a strong patent portfolio and substantial know-how relating to REG1, our other product candidates and our proprietary technology platform. Our patent portfolio, described more fully below, includes claims directed to aptamers, pharmaceutical compositions containing aptamers, aptamer formulations, methods for altering the affinity of an aptamer for a target molecule and for treating disease and disorders, as well as methods of manufacturing aptamers and aptamer formulations. As of April 1, 2014, we are the owner of record of at least five issued or allowed U.S. patents and at least eight issued or allowed non-U.S. patents, as well as the licensee of at least ten issued or allowed U.S. patents and at least twelve issued or allowed non-U.S. patents. We are actively pursuing at least an additional 12 U.S. patent applications, of which four are provisional and eight are non-provisional, at least three international patent applications and at least 50 non-U.S. patent applications in at least twelve jurisdictions as the owner of record, in addition to at least two U.S. patent applications and at least 12 non-U.S. patent applications under license.

We strive to protect the proprietary technology that we believe is important to our business, including our proprietary technology platform, our product candidates and our processes. We seek patent protection in the United States and internationally for our products, their methods of use and processes of manufacture, and any other technology to which we have rights, where available and when appropriate. We also rely on trade secrets that may be important to the development of our business.

Our success will depend on the ability to obtain and maintain patent and other proprietary rights in commercially important technology, inventions and know-how related to our business, the validity and enforceability of our patents, the continued confidentiality of our trade secrets as well as our ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Relating to Our Intellectual Property.”

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional priority application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or PTO, in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.

The term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a new drug application, or NDA, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

The patent portfolios for our proprietary technology platform and our three most advanced product candidates as of December 31, 2013 are summarized below.

Our Proprietary Technology Platform

Our active aptamer control agent technology was co-discovered by Dr. Christopher P. Rusconi, our chief scientific officer, in his prior role at Duke University, or Duke. Those discoveries are disclosed and claimed in a patent portfolio owned by Duke, or the Duke portfolio, and exclusively licensed to us, on terms described more fully below. The Duke portfolio includes broad claims directed to aptamers and pharmaceutical compositions containing aptamers, as well as methods for modulating coagulation. By stage and geographic focus, the Duke portfolio includes issued U.S. patents, such as U.S. Patent Nos. 7,312,325; 7,776,837; 7,300,922; 8,143,233 and 8,283,330, pending U.S. patent applications, such as U.S. Patent Application Nos. 14/048,734 and 13/428,352, and corresponding issued and foreign national or regional counterpart patents or applications. The issued and pending applications include broad subject matter directed to modulation of aptamer function in the body by a number of different methods. The most significant issued patent within the Duke portfolio, U.S. Patent No. 7,300,922, is expected to expire in 2023, as a result of patent term adjustments. If issued, the last to expire pending patent application within this portfolio would expire in 2022, excluding any patent term adjustments or extensions.

Archemix owns or controls a patent portfolio, or the Archemix portfolio, and related know-how directed to the proprietary SELEX™ method for identifying nucleic acid ligands and directed broadly to nucleic acid ligand compositions, licensed to us under terms described more fully below. By stage and geographic focus, the portfolio includes issued U.S. patents and corresponding foreign national or regional counterpart patents or applications. The most significant issued patent within the Archemix portfolio, U.S. Patent No. 6,011,020 relating to pegylated aptamers, is expected to expire in January 2017. We have a license from Archemix under which we possess rights in certain patent rights and know-how owned or controlled by Archemix, as described more fully below, including an exclusive commercial license and a non-exclusive research license to the SELEX™ processes for identifying aptamers for use in products that contain an aptamer and an active control agent for use in the treatment of certain coagulation-related diseases or conditions in humans.

REG1

The patent portfolio for REG1 includes wholly owned patents and patent applications directed to aptamers, pharmaceutical compositions containing aptamers, aptamer formulations, methods for modulating coagulation and treating coagulation-related diseases utilizing aptamers, and methods of manufacturing aptamers. It includes issued U.S. Patent Nos. 7,304,041; 7,723,315, 8,389,489 and 7,531,524, pending U.S. patent applications, and corresponding foreign national or regional counterpart patents or applications. The most significant issued patents within this portfolio are the issued U.S. patents referenced above, all of which are expected to expire in 2025, excluding any additional term for patent term extensions. If issued, the last to expire pending patent application within this portfolio would expire in 2033, excluding any additional term for patent term adjustments or patent term extensions.

REG3

The patent portfolio for REG3 includes wholly owned patents and patent applications. It includes claims directed to aptamers, pharmaceutical compositions containing aptamers, aptamer formulations, methods of treating a platelet-mediated disorder and methods of modulating platelet function. It includes issued U.S. Patent No. 8,318,923, pending U.S. patent applications, and corresponding foreign national or regional counterpart applications. The last to expire issued patent is expected to expire in 2030, excluding any patent term adjustments or extensions. If issued, the last to expire pending patent applications are expected to expire in 2033, excluding any patent term adjustments or extensions.

REG2

The REG2 patent portfolio includes the same patents and patent applications discussed above with respect to REG1.

Antidotes to Oral FXa Inhibitors

The patent portfolio for this program includes wholly owned provisional patent applications. It includes individual patent applications for specific oral FXa inhibitors with claims directed to aptamers, pharmaceutical compositions containing aptamers, aptamer formulations, methods of discovering such aptamers, and methods of using aptamer antidotes to reverse the pharmacologic activity of the targeted oral FXa inhibitor. It also includes a patent application with broad claims directed to aptamers, pharmaceutical compositions containing aptamers, and methods of discovering aptamers that could be used as antidotes for a wide range of individual pharmaceuticals and classes of pharmaceutical agents.

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our proprietary technology platform are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Trademarks

We seek trademark protection in the United States and outside of the United States where available and when appropriate. We have registered trademark rights in the TAKING SCIENCE TO HEART mark in the United States and Israel, to the WE TAKE SCIENCE TO HEART mark in the United States, to the REGADO BIOSCIENCES mark in the United States, Canada and Israel, and to the REGADO mark in the United States and Israel. We have registered trademark rights in REGADO BIOSCIENCES THE ACTIVE CONTROL AGENT CONTROL COMPANY in the European Union. We use these registered marks in connection with our pharmaceutical research and development as well as our product candidates. We have submitted trademark applications in the United States or REVOLIXYS, SPECIFIX and ENACTIX. We use these marks in connection with our pharmaceutical research and development, as well as our product candidates.

License Agreements

Duke License Agreement

We entered into a license agreement with Duke in November 2004, which was amended in July 2005. Under the amended agreement, we obtained an exclusive worldwide license to make, have made, use, lease, offer for sale, sell, distribute and export license products, including the right to sublicense, under certain Duke patent rights relating to aptamers with an active control agent and to genus claims to anti-FIXa aptamers and a non-exclusive license to related Duke know-how. Duke retains the right to practice the patent rights licensed under the agreement for its educational, research, publication and clinical purposes, and to provide materials covered by such patent rights to certain third parties for non-commercial purposes.

We issued 11,452 shares of our common stock to Duke as consideration for the license agreement. In addition, we may be required to pay to Duke an aggregate of $1.75 million per product upon the achievement of specified development and regulatory approval milestones. Such milestones include $500,000 payable upon the commencement of the REGULATE-PCI trial, which occurred in September 2013. Accordingly, we made a milestone payment of $500,000 to Duke, which was charged to research and development expense in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013. All of our product candidates are subject to the terms of the Duke license.

We also are required to pay Duke royalties based on a percentage of net sales for products and services sold by us or our sublicensees that utilize, incorporate or practice any of the licensed patent rights. The percentage royalty rate is in the low single digits. These royalties may be reduced if we are required to obtain a third-party license to practice the Duke patent rights.

The agreement requires us to use reasonable best efforts to commercialize products and services based on the licensed technology and to continue active and diligent marketing efforts of any commercialized products and services for the life of the agreement.

We may terminate the agreement at any time upon three months written notice. Either party may terminate the agreement upon a judgment or conviction holding that the other party has committed fraud, willful misconduct or illegal conduct with respect to the subject matter of the agreement or upon a material breach of the agreement by the other party, subject to the breaching party’s limited right to avoid termination by curing the material breach in certain circumstances. Absent any early termination, the term of the agreement continues until the last of the licensed patent rights has expired or become abandoned. The longest lived patent rights licensed to us under the agreement are expected to expire in 2023 as a result of patent term adjustments.

Archemix License Agreement

In October 2003, we entered into a license agreement with Archemix pursuant to which we obtained an exclusive worldwide license to develop, manufacture, use, sell, offer for sale, have sold and import licensed products under certain patent rights and know-how owned or controlled by Archemix for products that contain an aptamer and active control agent for use in the treatment of diseases or conditions in humans caused or characterized by factors involved in, and the modulation of, fibrin deposition, platelet adhesion and/or platelet aggregation. The agreement excludes conditions or diseases of the eye, the orbit and its contents, the eyelids or the lachrymal system, as well as the diagnosis of any diseases or conditions and any uses relating to the handling or storage of blood or blood products.

Under the agreement, we also obtained a non-exclusive research license to the SELEX™ process for identifying and developing aptamers for use solely as part of the licensed products described above.

The agreement provides for a non-exclusive license back to Archemix to use and sublicense our improvements related to the SELEX™ process, as well as a nonexclusive license to use, for internal research solely within Archemix, other improvements we make to the intellectual property licensed from Archemix.

We issued 6,736 shares of our common stock to Archemix as consideration for the license agreement. In addition, we may be required to pay to Archemix an aggregate of $5.5 million upon the achievement of specified development and regulatory approval milestones. Such milestones include $1.0 million payable upon the commencement of the REGULATE-PCI trial, which occurred in September 2013. Accordingly, $1.0 million is included in accrued expenses and in research and development expense in the accompanying consolidated balance sheet and in the consolidated statement of comprehensive loss as of and for the year ended December 31, 2013, respectively. All of our product candidates are subject to the terms of the Archemix license.

We also are required to pay Archemix royalties based on the net sales of licensed products by us and our affiliates. The royalty rate is in the mid-single digits. The longest lived patent rights licensed to us under the agreement are expected to expire in 2017.

To the extent that any intellectual property that we license from Archemix, other than intellectual property relating to the SELEX™ process, is held by a third party licensor of Archemix, we may be responsible for paying incremental costs that Archemix is required to pay to such third-party licensor on account of the license Archemix has granted to us.

The agreement requires us to use commercially reasonable efforts to proceed with the development, manufacture and sale of licensed products. We may enter into collaboration agreements with third parties with respect to part or all of the development or commercialization of one or more licensed products, subject to Archemix’s right of first refusal with respect to any such proposed collaboration agreement in certain limited circumstances. We also have the right to grant sublicenses to the intellectual property licensed from Archemix subject to the obligation to pay Archemix royalties based on amounts received pursuant to any such sublicenses.

We may terminate the agreement at any time upon 60 days’ written notice. Either party may terminate the agreement if the other party commits a material breach of the agreement and fails to cure the breach within 60 days after written notice. Absent any early termination, the term of the agreement continues until the last valid claim within the licensed patent rights expires. The agreement provides that upon expiration, we will have a paid up, exclusive, worldwide licensed under the know-how rights licensed from Archemix in the field licensed to us under the agreement.

Nektar License and Supply Agreement

In December 2006, we entered into a license, manufacturing and supply agreement with Nektar pursuant to which we obtained an exclusive, worldwide license to certain Nektar-controlled patent rights and know-how pertaining to the PEG and other pegylation technology used for pegnivacogin, solely to make, have made, import, use, offer for sale, sell and otherwise exploit pegnivacogin for the treatment, prevention or diagnosis of human diseases or conditions, other than Hemophilia A. Nektar retains the right to practice the licensed patent rights and know-how for research and development of products that it is developing itself or with others and to perform obligations to third parties set forth in agreements existing as of the effective date of our agreement.

We have the right to grant sublicenses to third parties, provided that any sublicensee of the Nektar-controlled patent rights and know-how at the time is not a competitor of Nektar.

We may be required to pay to Nektar an aggregate of $7.75 million upon the achievement of specified development and regulatory approval milestones. Since December 2006, we made payments under this license agreement totaling $1.25 million.

We also are required to pay Nektar royalties based on a percentage of net sales of our REG1 product by us or our sublicensees. The percentage royalty rates are in the mid-single digits, and are subject to reduction with respect to sales in a country if none of the patents and patent applications that we license under the agreement cover REG1 or the PEG in such country. These royalties also may be reduced if we are required to pay royalties to a third party due to infringement relating to the PEG. The duration of our royalty obligation expires on a country-by-country basis on the later of ten years after first commercial sale of REG1 in a country and the expiration of the last-to-expire of the licensed patent rights in such country.

If we enter into a transaction where we grant a third party any rights to distribute, promote, market or sell REG1, or we sublicense any of the rights licensed to us under the agreement, then we are required to pay Nektar a specified percentage of the first payment we receive in such transaction, up to a specified maximum payment to Nektar.

We are required to purchase 100% of our and our sublicensees’ requirements of the PEG for the REG1 product from Nektar, at a purchase price defined in the agreement, which purchase price is subject to annual increases based on inflation index changes.

We may terminate the agreement at any time upon 60 days’ written notice, subject to our obligation to pay an early termination fee to Nektar. Our right to terminate the agreement early is further subject to our obligation to continue to make certain minimum purchases from Nektar of the PEG and to continue to pay Nektar royalties for net sales of REG1 that incorporates such PEG purchased from Nektar. Either party may terminate the agreement if the other party fails to comply with the material terms of the agreement and does not correct such failure within 30 days for failures to make timely payment or 90 days for other failures. Nektar also may terminate the agreement if we or a sublicensee challenges the validity, scope or enforceability of or otherwise opposes any of the patent rights licensed to us under the agreement. Absent any early termination, the term of the agreement continues until all royalty obligations under the agreement expire.

NovaMedica Agreements

In connection with our Series E Preferred Stock financing, in December 2012, we entered into a Technology Transfer Agreement, or the Tech Transfer Agreement, with Domain Russia Investments Limited, or DRI, an affiliate of Domain Partners VIII, L.P. Domain Partners VIII, L.P. and Domain Partners VI, L.P., a significant stockholder of our company, are both managed by Domain Associates, L.L.C. Pursuant to the Tech Transfer Agreement, in exchange for a nominal payment, we assigned to DRI certain patents and patents applications in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, or the Covered Territory, and granted to DRI an exclusive, fully paid-up, royalty-free, irrevocable and assignable license under our non-patent intellectual property to develop and commercialize REG1 and our other product candidates in the Covered Territory. Immediately thereafter, we, together with DRI and NovaMedica, LLC, or NovaMedica, executed an Assignment and Assumption Agreement, pursuant to which all of DRI’s rights and obligations under the Tech Transfer Agreement were transferred to NovaMedica. DRI also has a right of first negotiation if we desire to partner with a third party to develop or commercialize future product candidates in the Covered Territory, which was assigned to NovaMedica. We agreed to take all action required to register or record the patent transfers to DRI in each country in the Covered Territory and to ensure the assignment of DRI’s rights under the Tech Transfer Agreement to NovaMedica. NovaMedica is jointly owned by Rusnano Medinvest LLC, or Rusnano Medinvest, and DRI. RMI Investments, S.á.r.l, or RMII, a significant stockholder of ours, is a wholly-owned subsidiary of Rusnano Medinvest. In connection with the second tranche closing of our Series E Preferred Stock financing, we agreed to file certain patent transfer applications and to take certain other related actions which have been completed. Under the terms of the Tech Transfer Agreement, upon request we have agreed to provide certain development support to NovaMedica and to use commercially reasonable efforts to assist NovaMedica to establish a manufacturing relationship with our CMOs. We also have agreed to provide NovaMedica with certain manufacturing know-how and support, including making our manufacturing employees available to provide scientific and technical explanations, advice and on-site support that may be reasonably requested by NovaMedica. NovaMedica is required to reimburse us for any out-of-pocket expenses incurred by us in providing this assistance, including travel-related expenses. We estimate that the aggregate out-of-pocket expense of providing such services will be approximately $250,000. In addition, prior to the first commercial sale of a product candidate, we have agreed to sell to NovaMedica sufficient quantities of each product candidate and related compounds to enable NovaMedica to conduct clinical trials of such product candidate in the Covered Territory at cost plus a mark-up in the low double digits so long as any sale does not reasonably interfere with our own development and commercialization activities.

Concurrently with the signing of the Tech Transfer Agreement, we also entered into a letter agreement with DRI pursuant to which we are obligated to pay DRI a make-whole payment up to a maximum amount of $1.2 million in the event that an independent appraiser’s valuation of certain patent applications assigned to DRI under the Tech Transfer Agreement is less than $1.2 million. The letter agreement provides that such payment will be refunded to us if DRI receives certain capital contribution credits with respect to such patent applications in connection with its investment in NovaMedica. DRI has advised us that the independent appraiser valued the assigned patent applications at more than $1.2 million. As a result, DRI is not entitled to any make-whole payment under the terms of the letter agreement. In addition, we have agreed to indemnify DRI against any claims brought by NovaMedica arising out of or resulting from any breach of specified representations and warranties which we made in the Tech Transfer Agreement up to a maximum amount of $1.2 million, less any payments made to DRI in connection with the valuation of the assigned intellectual property. Our indemnification obligation will expire two years following the first commercial sale of REG1 or our other product candidates in the Covered Territory or six years after the date of the letter agreement if no such commercial sales have occurred.

The Tech Transfer Agreement also provides that we will enter into a Clinical Development and Collaboration Agreement, a Supply Agreement and certain related agreements with NovaMedica to implement the terms of the Tech Transfer Agreement. In connection with the second tranche of the initial closing of our Series E Preferred Stock financing, we agreed to use commercially reasonably efforts to negotiate, execute and deliver the Clinical Development and Collaboration Agreement on or before May 31, 2013. The Tech Transfer Agreement provides that the Supply Agreement will cover the commercial supply of product candidates and related drug compounds to NovaMedica at cost plus a mark-up in the low double digits.

In accordance with the terms of the Tech Transfer Agreement, in May 2013 we entered into a Clinical Development and Collaboration Agreement, or the Collaboration Agreement, with NovaMedica pursuant to which we agreed to assist NovaMedica in the development and commercialization of our product candidates in the Covered Territory. The Collaboration Agreement requires the formation of several committees consisting of our representatives and NovaMedica representatives to oversee the general development, day-to-day development work and commercialization of our product candidates for the intended field of use in the Covered Territory. All decisions of these committees must be made by unanimous vote, subject to a dispute resolution process. Under the terms of the Collaboration Agreement, the joint committees will determine a development plan for REG1 for its initial indication and any additional significant commercial indications for REG1, as well as for additional product candidates. NovaMedica will have sole responsibility for the costs and expenses of obtaining regulatory approval for our product candidates and for commercializing any approved products in the Covered Territory and will have the right to conduct its own clinical studies in the Covered Territory at its sole expense. NovaMedica also has the right to file applications for approval of our product candidates in the Covered Territory, subject to committee oversight. We have agreed, among other things, to provide NovaMedica with clinical data necessary for it to obtain necessary approvals in the Covered Territory, information relating to applications for regulatory approval of our product candidates, certain commercialization information and to assist NovaMedica in conducting any clinical trials necessary for regulatory approval of our product candidates in the Covered Territory. We also have agreed to provide NovaMedica with certain development know-how and support, including making our clinical development personnel available to provide scientific and technical explanations, advice and on-site support that may be reasonably requested by NovaMedica.

NovaMedica is required to reimburse us for any out-of-pocket expenses incurred by us in providing this assistance, including travel-related expenses. We estimate that the aggregate out-of-pocket expense of providing such services will be approximately $500,000. Pursuant to the Collaboration Agreement, we have agreed to use commercially reasonable efforts to include sites in the Covered Territory in our clinical trial programs for our product candidates at our sole expense. Under the Collaboration Agreement, prior to the first commercial sale of a product candidate in the Covered Territory, NovaMedica will have the right to purchase product candidates and related compounds from us or through us as are reasonable and necessary for it to conduct clinical trials in the Covered Territory at our cost plus a mark-up in the low double digits pursuant to a clinical supply agreement to be entered into within 120 days of the date of the Collaboration Agreement. NovaMedica has agreed to supervise and maintain sales representatives for the commercialization of any product candidates approved for sale in the Covered Territory. Within 90 days of receipt of FDA approval for the use of any product candidate, we are obligated to enter into a commercial supply agreement with NovaMedica for the supply of such candidate on terms to be negotiated by the parties. In the Collaboration Agreement, the parties also agreed to customary terms and conditions, including the ownership and use of intellectual property, rights to information, prosecution of patent rights, rights under third-party agreements, confidentiality and indemnification obligations and mechanisms for the resolution of disputes. The Collaboration Agreement expires on the earlier of three years following the first commercial sale of a product candidate in the Covered Territory or nine years from the date of effectiveness and terminates upon the termination of the Tech Transfer Agreement. NovaMedica also has the right to terminate the Collaboration Agreement at any time at its convenience upon 90 days prior written notice.

Sales and Marketing

Because REG1 is a hospital-based acute care product, we believe that it is feasible for us to commercialize REG1 with a relatively small specialty sales force in the United States calling on a targeted group of hospital-based interventional cardiologists. If REG1 is approved, our current plan is to commercialize REG1 in the United States by building a commercial infrastructure or utilizing contract reimbursement specialists, sales people and medical education specialists. We may seek to augment our commercial efforts by entering into a collaboration with a pharmaceutical company, if such a collaboration is available on attractive terms. Outside of the United States, we likely will seek to commercialize REG1 through distribution or other collaboration arrangements.

Competition

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical companies and generic drug companies. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, mechanism of action, control and predictability, convenience of dosing and price and reimbursement.

Our most advanced product candidate, REG1, is being developed for use in patients undergoing PCI for a wide variety of cardiovascular conditions. If approved for this indication, REG1 would compete with a number of currently-marketed anticoagulants, including bivalirudin, currently marketed and sold by The Medicines Company under the brand name Angiomax® in the United States, and UFH and LMWH, both of which are available as biosimilars and which are currently manufactured and sold by a number of companies.

We intend to develop REG1 for use in additional cardiovascular procedures, such as OHS, PCI as a treatment for STEMI, and TAVI. If approved for these indications, REG1 would compete primarily with UFH and LMWH. We believe that our product candidates offer key potential advantages over these competitive products that could enable our product candidates, if approved, to capture meaningful market share from our competitors. However, many of our potential competitors have substantially greater financial, technical and human resources than we do, as well as greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining regulatory approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of their development and commercialization. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our product candidates non-competitive or obsolete.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing. Our product candidates must receive final approval from the FDA before they may legally be marketed in the United States.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and ensuring compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product seizures, product detention, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

■	completion of preclinical laboratory tests and animal studies according to Good Laboratory Practices or other regulations, as well as formulation studies;

■	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

■	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;

■	submission to the FDA of an NDA for a new drug;

■	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

FDA review and approval of the NDA.

The testing and approval process require substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. The preclinical testing stage includes laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRBs for approval.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

Phase 1.	The product candidate is initially introduced into healthy human subjects and tested for tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients having the specific disease.

Phase 2.	Phase 2 trials involve investigations in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine optimal dosage and schedule.

Phase 3.	Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in a larger patient population at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for regulatory approval and product labeling.

Post-approval studies, also called Phase 4 trials, may be conducted after initial marketing approvals. These studies are used to obtain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the results of the clinical trials must be submitted annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected side effects. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA, requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees which may be waived under certain limited circumstances.

FDA Review of New Drug Applications

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has ten months from filing in which to complete the initial review of a standard NDA and respond to the applicant and six months from filing for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the chemistry, manufacturing and control documentation is adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of independent experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information.

Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to conform the application to a condition suitable for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application, or request an opportunity for a hearing.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA has a Fast Track development program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address an unmet medical need for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. A benefit to Fast Track designation is that the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. If FDA accepts a portion of an application, this does not necessarily mean that review will commence or proceed before FDA receives the complete application. Actual commencement and scheduling of review depends on many factors, including FDA staffing, workload, competing priorities, timeline for completion of applications, and the perceived efficiency of commencing review before receipt of the complete application.

Any product submitted to the FDA for marketing approval, including a Fast Track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review. A product is eligible for priority review if it treats a serious condition and, if approved, has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Fast Track designation and priority review do not change the standards for approval but may expedite the development or approval process.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between (a) the effective date of an IND and the submission date of an NDA plus (b) the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within 60 days of approval of the drug. The PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active pharmaceutical ingredient, or active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from clinical trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. However, the FDCA will not prevent the submission or approval of another full Section 505(b)(1) NDA, but such an NDA applicant would be required to conduct its own preclinical and adequate, well-controlled clinical trials to demonstrate safety and effectiveness. Further, a Section 505(b)(2) application may be submitted after four years if it contains a Paragraph IV certification claiming that the patents covering the drug are either invalid or not infringed by the drug described in the 505(b)(2) application. The FDCA also provides three years of marketing exclusivity for an NDA, Section 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. Such clinical trials may, for example, support new indications, dosages, routes of administration or strengths of an existing drug, or for a new use, if new clinical investigations that were conducted or sponsored by the applicant are determined by the FDA to be essential to the approval of the application. This exclusivity, which is sometimes referred to as clinical investigation exclusivity, prevents the FDA from approving an application under Section 505(b)(2) for the same conditions of use associated with the new clinical investigations before the expiration of three years from the date of approval. Such three-year exclusivity, however, would not prevent the approval of another application if the applicant submits a Section 505(b)(1) NDA and has conducted its own adequate, well-controlled clinical trials demonstrating safety and efficacy, nor would it prevent approval of a generic product or Section 505(b)(2) product that did not incorporate the exclusivity-protected changes of the approved drug product. The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes.

Post-Approval Requirements

Any drugs for which we receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse effects with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. In September 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-marketing authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers of drugs must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, certain changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Drug manufacturers and other entities involved in the manufacturing and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws as well as payment of PDUFA establishment and product fees for approved drug products. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the drug. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release.

The FDA may restrict market availability or withdraw a product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Discovery of previously unknown problems with a product subsequent to its approval may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, the FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to clinically evaluate or sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the United States.

Third-Party Payor Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any of our drug candidates for which we obtain regulatory approval. In both the United States and foreign markets, our ability to commercialize our product candidates successfully, and to attract commercialization partners for our product candidates, depends in significant part on the availability of adequate financial coverage and reimbursement from third-party payors, including, in the United States, governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Medicare is a federally funded program managed by the Centers for Medicare and Medicaid Services, or CMS, through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program. Each payor has its own process and standards for determining whether it will cover and reimburse a procedure or particular product. Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. The competitive position of some of our products will depend, in part, upon the extent of coverage and adequate reimbursement for such products and for the procedures in which such products are used. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by the government and other payors.

The U.S. Congress and state legislatures may, from time to time, propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our product candidates profitably. For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare practitioners. We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our product candidates.

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Our results of operations could be adversely affected by current and future healthcare reforms.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers that use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the CMS, other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. These regulations include:

■	the federal healthcare program anti-kickback law which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

■	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other government reimbursement programs that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers;

■	the federal Health Insurance Portability and Accountability Act of 1996 which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

■	the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics, and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

■	the FDCA which, among other things, strictly regulates drug product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

■	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

Employees

As of December 31, 2013, we had a total of 28 full-time employees, 13 of whom work in North Carolina and 15 of whom work in New Jersey. Twelve of our employees hold graduate degrees including six doctorate degrees and 15 are engaged in full-time research and development activities. None of our employees are represented by a labor union and we consider our employee relations to be good.

Properties

Our corporate headquarters are located in Basking Ridge, New Jersey, where we lease 6,218 square feet of office space. In November 2008, we entered into a three-year lease agreement for that facility and are currently on a month-to-month basis. We have a lab facility in Durham, North Carolina, where we lease 8,495 square feet of office space. In April 2007, we entered into a five-year lease agreement for that facility; thereafter, we were on a month-to-month basis until December 2013 when we signed a new one year lease for this space. In May 2013, we entered into a three-year lease agreement for 1,657 square feet of administrative office space in Durham, North Carolina.

We believe that our existing facilities are adequate for our current needs. We may seek to negotiate new leases or look for additional or alternate space for our operations. We believe that appropriate alternative space is readily available at similar rents.

Legal Proceedings

We are not currently a party to any legal proceedings and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

the amounts involved exceeded or will exceed $120,000; and

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation and indemnification arrangements for our named executive officers and directors are described in the section entitled “Executive Compensation,” which is incorporated by reference in this prospectus.

Series D Financing

Pursuant to the terms of our Series D Preferred Stock Purchase Agreement, we sold an aggregate of 71,666,667 shares of our Series D Preferred Stock at a purchase price of $0.72 per share. The purchasers included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to such purchasers.

NAME OF INVESTOR	SHARES OF SERIES D PREFERRED STOCK PURCHASED	AGGREGATE PURCHASE PRICE
DP VI Associates, L.P. and Domain Partners VI, L.P.	15,055,507	$10,839,965
Quaker BioVentures, L.P.	7,769,715	$5,594,195
Mr. Robert Kierlin	23,261,013	$16,747,929
Aurora Ventures V, LP	5,376,964	$3,871,414
BioDiscovery 3 FCPR	17,066,243	$12,287,695

Jesse Treu, a managing member of Domain Associates, LLC, the management company of Domain Partners VI, L.P., is a member of our board of directors. Dennis Podlesak, a partner of Domain Associates, LLC, is a member of our board of directors. P. Sherrill Neff, the founding partner of Quaker Partners Management, L.P., the management company of Quaker BioVentures, L.P., is a member of our board of directors. B. Jefferson Clark, a founder of Aurora Ventures V, LP, is a member of our board of directors. Edmond de Rothschild Investment Partners is BioDiscovery 3 FCPR’s management company and Raphaël Wisniewski, a partner at Edmond de Rothschild Investment Partners, is a member of our board of directors.

Convertible Debt Financing

On May 3, 2012, we sold an aggregate principal amount of approximately $6.8 million in convertible notes to certain of our existing investors, including certain holders of more than 5% of our capital stock or entities affiliated with them. On December 18, 2012, the convertible notes and accrued interest thereon converted into an aggregate 9,888,288 shares of Series E Preferred Stock, as more fully described below in “—Series E Financing.” The following table presents the convertible notes issued to such investors.

NAME OF INVESTOR	PRINCIPAL AMOUNT OF CONVERTIBLE NOTES
Mr. Robert Kierlin	$2,800,071
Domain Partners VI, L.P.	$1,780,469
BioDiscovery 3 FCPR	$1,250,000
Quaker BioVentures, L.P.	$375,000
Aurora Ventures V, LP	$375,000

Series E Financing

On December 18, 2012, we entered into a Series E Preferred Stock purchase agreement, or the Series E Purchase Agreement, pursuant to which we agreed to sell up to 70,528,086 shares of Series E Preferred Stock at a purchase price of $0.72 per share in an initial closing, or the Initial Closing, consisting of three tranches. The first tranche of the Initial Closing closed on December 18, 2012, at which time we issued 31,437,442 shares of Series E Preferred Stock for net cash proceeds of $15.0 million and conversion of $6.8 million in principal amount of convertible notes and accrued interest thereon. The Series E Purchase Agreement provided for closings of second and third tranches of the Initial Closing on or before March 14, 2013 and on or before January 17, 2014, respectively.

The purchasers of the Series E Preferred Stock include the following holders of more than 5% of our capital stock or entities affiliated with them: RMI Investments, S.á.r.l., or RMII, Mr. Robert Kierlin, Domain Partners VI, L.P., BioDiscovery 3 FCPR, Quaker BioVentures, L.P. and Aurora Ventures V, L.P. Jesse Treu, a managing member of Domain Associates, LLC, the management company of Domain Partners VI, L.P., is a member of our board of directors. Dennis Podlesak, a partner of Domain Associates, LLC, is a member of our board of directors. P. Sherrill Neff, the founding partner of Quaker Partners Management, L.P., the management company of Quaker BioVentures, L.P. is a member of our board of directors. B. Jefferson Clark, a member of our board of directors, is a founder of Aurora Ventures V, LP. Edmond de Rothschild Investment Partners, a holder of more than 5% of our capital stock, is BioDiscovery’s management company and Raphaël Wisniewski, a partner at Edmond de Rothschild Investment Partners, is a member of our board of directors. Anton Gopka, the designee of RMII, joined our board of directors in connection with this Series E financing transaction.

The second tranche of the Initial Closing closed on March 22, 2013, at which time we sold 7,160,084 additional shares of Series E Preferred Stock for gross proceeds of $5,155,260. In connection with the closing of the second tranche, we entered into waiver agreements pursuant to which the investors waived certain closing conditions relating to the date of closing, the accuracy of our representations and warranties as of the closing date and the execution and delivery of the Clinical Development and Collaboration Agreement. RMII’s waiver agreement, or the RMII waiver, also waived its separate condition that we complete certain patent assignments as more fully described below. Pursuant to the terms of the waiver agreements, we agreed to use commercially reasonable efforts to negotiate, execute and deliver the Clinical Development and Collaboration Agreement on or before May 31, 2013 and, in the case of the RMII waiver, to file certain patent transfer applications before April 30, 2013 and to take certain other related actions described therein. In accordance with the terms of the RMII waiver, the $5,155,260 to be invested by RMII and the 7,160,084 shares of Series E Preferred Stock to be purchased by RMII at the second tranche closing were deposited into escrow pursuant to the terms of an escrow agreement which provided that the investment proceeds would be released to us upon satisfaction of the revised closing conditions summarized above. We satisfied the closing conditions specified in the RMII waiver and the escrow has been released.

The tables below present the number of shares of Series E Preferred Stock purchased by such purchasers in the first and second tranches of the Initial Closing.

First Tranche

NAME OF INVESTOR	CANCELLATION OF INDEBTEDNESS CONSIDERATION (INCLUDING INTEREST)	PURCHASE PRICE PAID IN CASH	TOTAL CONSIDERATION (INCLUDING NOTE CONVERSION AND CASH PURCHASE PRICE)	SHARES OF SERIES E PREFERRED STOCK ISSUED
RMI Investments, S.á.r.l.	—	$11,317,479	$11,317,479	15,718,721
Mr. Robert Kierlin	$2,940,075	$1,200,000	$4,140,075	5,750,104
Domain Partners VI, L.P.	$1,869,492	$565,373	$2,434,865	3,381,757
BioDiscovery 3 FCPR	$1,312,500	$443,723	$1,756,223	2,439,199
Quaker BioVentures, L.P.	$393,750	$125,346	$519,096	720,967
Aurora Ventures V, L.P.	$393,750	$125,346	$519,096	720,967

Second Tranche

NAME OF INVESTOR	PURCHASE PRICE PAID	TOTAL NUMBER OF SHARES OF SERIES E PREFERRED STOCK ISSUED
RMI Investments, S.á.r.l.	$5,155,260	7,160,084
Mr. Robert Kierlin	$3,600,001	5,000,001
Domain Partners VI, L.P.	$281,518	390,997
BioDiscovery 3 FCPR	$283,445	393,673
Quaker BioVentures, L.P.	$62,413	86,685
Aurora Ventures V, L.P.	$62,413	86,685

The Series E Purchase Agreement also provided for the sale of additional shares of Series E Preferred Stock to take place on or before June 30, 2013 in a second closing, or the Second Closing. Purchasers of the Series E Preferred Stock in the Initial Closing had the right, but not the obligation, to purchase additional shares of Series E Preferred Stock at the Second Closing up to the full amount of their pro rata share of the funds to be invested in the Second Closing. RMII agreed to match the amount invested in any Second Closing up to $6.0 million, subject to certain conditions. In the event that more than $6.0 million of Series E Preferred Stock was sold to other investors at the Second Closing, RMII agreed to use its commercially reasonable efforts to obtain additional financing to match the excess investment.

Pursuant to the terms of a Termination Agreement entered into by the parties to the Series E Purchase Agreement, our obligation to sell additional shares of Series E Preferred Stock to the investors and the obligations of the investors to purchase additional shares of Series E Preferred Stock terminated immediately prior to the consummation of our initial public offering in August 2013.

2014 Private Placement and Exchange

Pursuant to the terms of the security purchase agreements dated as of January 31, 2014, we sold an aggregate of 4,000,000 shares of our common stock at a purchase price of $5.00 per share. The purchasers included Robert Kierlin, a holder of more than 5% of our capital stock. Mr. Kierlin purchased 400,000 shares of our common stock for an aggregate purchase price of $2.0 million. The purchasers also included Biotechnology Value Fund, LP, or BVF, LP, a holder of more than 5% of our capital stock. BVF, LP purchased 2,000,000 shares of our common stock for an aggregate purchase price of $10.0 million.

On March 21, 2014, we entered into an exchange agreement, or the Exchange Agreement, with Biotechnology Value Fund, LP, Biotechnology Value Fund II, LP and Investment 10, LLC, or the exchanging stockholders, pursuant to which we effected an exchange, or the exchange, of the 2,000,000 shares of our common stock purchased by the exchanging stockholders in the private placement described above, or the exchanged shares, for 10,000 shares of newly designated Series F Convertible Preferred Stock, or the preferred stock, with a stated value of $1,000 per share (each share of which is convertible into 200 shares of our common stock, subject to adjustment in the event of stock splits, recapitalizations and other similar events affecting our common stock). In the Exchange Agreement, we agreed, subject to the consent of the holders of a majority of the shares of common stock purchased in the private placement, or the requisite holders, to register the conversion shares, in lieu of the exchanged shares. The requisite holders have consented thereto. The exchanging stockholders agreed to reimburse us for our expenses in effecting the exchange up to a total of $25,000.

NovaMedica Agreements

In connection with our Series E Preferred Stock financing, in December 2012, we entered into a Technology Transfer Agreement, or the Tech Transfer Agreement, with Domain Russia Investments Limited, or DRI, an affiliate of Domain Partners VIII, L.P. Domain Partners VIII, L.P. and Domain Partners VI, L.P., a significant stockholder of our company, are both managed by Domain Associates, L.L.C. Pursuant to the Tech Transfer Agreement, in exchange for a nominal payment, we assigned to DRI certain patents and patent applications in Armenia, Azerbaijan,

Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, or the Covered Territory, and granted to DRI an exclusive, fully paid-up, royalty-free, irrevocable and assignable license under our non-patent intellectual property to develop and commercialize REG1 and our other product candidates in the Covered Territory. Immediately thereafter, we, together with DRI and NovaMedica LLC, or NovaMedica, executed an Assignment and Assumption Agreement, pursuant to which all of DRI’s rights and obligations under the NovaMedica Agreement were transferred to NovaMedica. DRI also has a right of first negotiation if we desire to partner with a third party to develop or commercialize future product candidates in the Covered Territory, which was assigned to NovaMedica. We agreed to take all action required to register or record the patent transfers to DRI in each country in the Covered Territory and to ensure the assignment of DRI’s rights under the Tech Transfer Agreement to NovaMedica. NovaMedica is jointly owned by RusnanoMed Invest LLC, or RusnanoMed Invest, and DRI. RMII, a significant stockholder of ours, is a wholly owned subsidiary of RusnanoMed Invest. In connection with the second tranche of the Initial Closing, we agreed to file certain patent transfer applications and to take certain other related actions which have been completed.

Under the terms of the Tech Transfer Agreement, upon request we have agreed to provide certain development support to NovaMedica and to use commercially reasonable efforts to assist NovaMedica to establish a manufacturing relationship with our third-party manufacturers. We also have agreed to provide NovaMedica with certain manufacturing know-how and support, including making our manufacturing employees available to provide scientific and technical explanations, advice and on-site support that may be reasonably requested by NovaMedica. NovaMedica is required to reimburse us for any out-of-pocket expenses incurred by us in providing this assistance, including travel-related expenses. We estimate that the aggregate out-of-pocket expense of providing such services will be approximately $250,000. In addition, prior to the first commercial sale of a product candidate, we have agreed to sell to NovaMedica sufficient quantities of each product candidate and related compounds to enable NovaMedica to conduct clinical trials of such product candidate in the Covered Territory at cost plus a mark-up in the low double digits, so long as any sale does not reasonably interfere with our own development and commercialization activities.

Concurrently with the signing of the Tech Transfer Agreement, we also entered into a letter agreement with DRI pursuant to which we were obligated to pay DRI a make-whole payment up to a maximum amount of $1.2 million in the event that an independent appraiser’s valuation of certain patent applications assigned to DRI under the Tech Transfer Agreement was less than $1.2 million. The letter agreement provided that such payment would be refunded to us if DRI receives certain capital contribution credits with respect to such patent applications in connection with its investment in NovaMedica. DRI has advised us that the independent appraiser valued the assigned patent applications at more than $1.2 million. As a result, DRI is not entitled to any make-whole payment under the terms of the letter agreement. In addition, we have agreed to indemnify DRI against any claims brought by NovaMedica arising out of or resulting from any breach of specified representations and warranties which we made in the Tech Transfer Agreement up to a maximum amount of $1.2 million, less any payments made to DRI in connection with the valuation of the assigned intellectual property. Our indemnification obligation will expire two years following the first commercial sale of REG1 or our other product candidates in the Covered Territory or six years after the date of the letter agreement, if no such commercial sales have occurred.

The Tech Transfer Agreement also provides that we will enter into a Clinical Development and Collaboration Agreement, a Supply Agreement and certain related agreements with NovaMedica to implement the terms of the Tech Transfer Agreement. In connection with the second tranche of the Initial Closing, we agreed to use commercially reasonably efforts to negotiate, execute and deliver the Clinical Development and Collaboration Agreement on or before May 31, 2013. The Tech Transfer Agreement provides that the Supply Agreement will cover the commercial supply of product candidates and related drug compounds to NovaMedica at cost plus a mark-up in the low double digits.

In accordance with the terms of the Tech Transfer Agreement, in May 2013 we entered into a Clinical Development and Collaboration Agreement, or the Collaboration Agreement, with NovaMedica pursuant to which we agreed to assist NovaMedica in the development and commercialization of our product candidates in the Covered Territory. The Collaboration Agreement requires the formation of several committees consisting of our representatives and NovaMedica representatives to oversee the general development, day-to-day development work and commercialization of our product candidates for the intended field of use in the Covered Territory. All decisions of these committees must be made by unanimous vote, subject to a dispute resolution process. Under the terms of the Collaboration Agreement, the joint committees will determine a development plan for REG1 for its initial indication and any additional significant commercial indications for REG1, as well as for additional product candidates. NovaMedica will have sole responsibility for the costs and expenses of obtaining regulatory approval for our product candidates and for commercializing any approved products in the Covered Territory and will have the right to conduct its own clinical studies in the Covered Territory at its sole expense. NovaMedica also has the right to file applications for approval of our product candidates in the Covered Territory, subject to committee oversight. We have agreed, among other things, to provide NovaMedica with clinical data necessary for it to obtain necessary approvals in the Covered Territory, information relating to applications for regulatory approval of our product candidates, certain commercialization information and to assist NovaMedica in conducting any clinical trials necessary for regulatory approval of our product candidates in the Covered Territory. We also have agreed to provide NovaMedica with certain development know-how and support, including making our clinical development personnel available to provide scientific and technical explanations, advice and on-site support that may be reasonably requested by NovaMedica.

NovaMedica is required to reimburse us for any out-of-pocket expenses incurred by us in providing this assistance, including travel-related expenses. We estimate that the aggregate out-of-pocket expense of providing such services will be approximately $500,000. Pursuant to the Collaboration Agreement, we have agreed to use commercially reasonable efforts to include sites in the Covered Territory in our clinical trial programs for our product candidates at our sole expense. Under the Collaboration Agreement, prior to the first commercial sale of a product candidate in the Covered Territory, NovaMedica will have the right to purchase product candidates and related compounds from us or through us as are reasonable and necessary for it to conduct clinical trials in the Covered Territory at our cost plus a mark-up in the low double digits pursuant to a clinical supply agreement to be entered into within 120 days of the date of the Collaboration Agreement. NovaMedica has agreed to supervise and maintain sales representatives for the commercialization of any product candidates approved for sale in the Covered Territory. Within 90 days of receipt of FDA approval for the use of any product candidate, we are obligated to enter into a commercial supply agreement with NovaMedica for the supply of such candidate on terms to be negotiated by the parties. In the Collaboration Agreement, the parties also agreed to customary terms and conditions, including the ownership and use of intellectual property, rights to information, prosecution of patent rights, rights under third-party agreements, confidentiality and indemnification obligations and mechanisms for the resolution of disputes. The Collaboration Agreement expires on the earlier of three years following the first commercial sale of a product candidate in the Covered Territory or nine years from the date of effectiveness and terminates upon the termination of the Tech Transfer Agreement. NovaMedica also has the right to terminate the Collaboration Agreement at any time at its convenience upon 90 days prior written notice.

We neither paid nor received monies pursuant to the Collaboration Agreement during 2013.

Policies and Procedures for Related Party Transactions

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, any members of the immediate family of any of the foregoing persons and any firms, corporations or other entities in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, which we refer to collectively as related parties, are not permitted to enter into a transaction with us without the prior consent of our board of directors acting through the audit committee or, in certain circumstances, the chairman of the audit committee. Any request for us to enter into a transaction with a related party, in which the amount involved exceeds $100,000 and such related party would have a direct or indirect interest must first be presented to our audit committee, or in certain circumstances the chairman of our audit committee, for review, consideration and approval. In approving or rejecting any such proposal, our audit committee, or the chairman of our audit committee, is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the benefits to us, the availability of other sources of comparable products or services and the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2014 by:

■	each person, or group of affiliated persons, who we know to beneficially own more than 5% of the outstanding shares of our common stock;

■	each of our named executive officers;

■	each of our executive officers;

■	each of our directors; and

■	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based on an aggregate of 23,329,751 shares of our common stock outstanding as of March 31, 2014.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 30, 2014 which is 60 days after March 31, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Regado Biosciences, Inc., 120 Mountain View Boulevard, Basking Ridge, New Jersey 07920. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	TOTAL NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF COMMON STOCK BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER			BEFORE THE OFFERING		AFTER THE OFFERING
5% Stockholders
Biotechnology Value Fund, LP	1,979,670	(1)(2)	8.2	% (1)	5.8%
One Sansome Street 39th Floor San Francisco, CA 94104
Biotechnology Value Fund II, LP One Sansome Street 39th Floor San Francisco, CA 94104	1,121,221	(1)(3)	4.7	% (1)	3.3%
Investment 10, LLC One Sansome Street 39th Floor San Francisco, CA 94104	558,200	(1)(4)	2.4	% (1)	1.7%
Edmond de Rothschild Investment Partners (5)	2,407,271		10.3%		7.2%
47 rue du Faubourg Saint Honore 75008 Paris, France
Entities affiliated with Domain Partners (6)	2,603,207		11.2%		7.8%
One Palmer Square Princeton, NJ 08542
RMI Investments, S.á.r.l. (7)	5,236,517		22.4%		15.7%
125047, bldg. 29/22 1st Brestskaya Street Moscow, Russian Federation
Robert Kierlin	3,709,955		15.9%		11.1%
2001 Theurer Boulevard Winona, MN 55987
Quaker Bioventures, L.P. (8)	1,311,189		5.6%		3.9%
Cira Centre 2929 Arch Street Philadelphia, PA 19104-2868

Named Executive Officers, Executive Officers and Directors:
David J. Mazzo, Ph.D. (9)	329,307		1.4%		*
Michael Metzger (9)	153,709		*		*
Christopher E. Courts (10)	46,484		*		*
Alexander R. Giaquinto (9)	29,092		*		*
Christopher P. Rusconi (11)	322,522		1.4%		*
Steven L. Zelenkofske (9)	97,419		*		*
Dennis Podlesak (9)	200,198		*		*
B. Jefferson Clark (12)	1,136,419		4.9%		3.4%
Anton Gopka (13)	5,236,517		22.4%		15.7%
Pierre Legault	—		*		*
Michael E. Mendelsohn	—		*		*
P. Sherrill Neff (14)	1,311,189		5.6%		3.9%
Jesse Treu (15)	2,603,207		11.2%		7.8%
Raphaël Wisniewski (16)	2,407,271		10.3%		7.2%
All current directors and executive officers as a group	13,873,334		56.6%		40.2%

(1)	Beneficial ownership has been determined without giving effect to the limitation on beneficial ownership contained in the preferred stock. See the section entitled “Description of Capital Stock” for a description of the preferred stock.
(2)	Consists of (i) 1,064,270 shares of common stock held by Biotechnology Value Fund, LP, or BVF, LP and (ii) 915,400 shares of common stock issuable upon conversion of shares of preferred stock held by BVF, LP without giving effect to the limitation on beneficial ownership contained in the preferred stock. BVF Partners LP is the General Partner of BVF, LP. Mark Lampert is the President of BVF Inc., which is the General Partner of BVF Partners LP. BVF Partners LP, as the General Partner of BVF, LP; BVF Inc., as the general partner of BVF Partners LP; and Mr. Lampert, as director and officer of BVF Inc. share voting or investment control with respect to the securities directly held by BVF, LP. Each of BVF Inc., BVF Partners LP and Mr. Lampert disclaim beneficial ownership of the securities held by BVF, LP except to the extent of their pecuniary interest therein. The address for Biotechnology Value Fund and its related entities is One Sansome St., 30th floor, San Francisco, CA 94104.
(3)	Consists of (i) 594,821 shares of common stock held by Biotechnology Value Fund II, LP, or BVFII, LP and (ii) 526,400 shares of common stock issuable upon conversion of shares of preferred stock held by BVFII, L.P. without giving effect to the limitation on beneficial ownership contained in the preferred stock. BVF Partners LP is the General Partner of BVFII, LP. Mark Lampert is the President of BVF Inc., which is the General Partner of BVF Partners LP. BVF Partners LP, as the General Partner of BVFII, LP, BVF Inc., as the general partner of BVF Partners LP and Mr. Lampert, as director and officer of BVF Inc. share voting or investment control with respect to the securities directly held by BVFII, LP. Each of BVF Inc., BVF Partners LP and Mr. Lampert disclaim beneficial ownership of the securities held by BVFII, LP except to the extent of their pecuniary interest therein. The address for Biotechnology Value Fund and its related entities is One Sansome St., 30th floor, San Francisco, CA 94104.
(4)	Consists of 558,200 shares of common stock issuable upon conversion of shares of preferred stock held by Investment 10, LLC. BVF Partners LP is the investment advisor for Investment 10, LLC without giving effect to the limitation on beneficial ownership contained in the preferred stock. Mark Lampert is the President of BVF Inc., which is the General Partner of BVF Partners LP. BVF Partners LP, as investment advisor for Investment 10; BVF Inc., as the general partner of BVF Partners LP; and Mr. Lampert, as director and officer of BVF Inc. share voting or investment control with respect to the securities directly held by Investment 10, LLC. Each of BVF Inc., BVF Partners LP and Mr. Lampert disclaim beneficial ownership of the securities held by Investment 10, LLC except to the extent of their pecuniary interest therein. The address for Biotechnology Value Fund and its related entities is One Sansome St., 30th floor, San Francisco, CA 94104.
(5)	Consists of 2,407,271 shares of common stock held by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, or Rothschild, is the management company for BioDiscovery 3 FCPR. Pierre-Michel Passy is the president of Rothschild and has voting and investment power with respect to the securities held by BioDiscovery 3 FCPR. Raphael Wisniewski is an employee of Rothschild and a partner of BioDiscovery 3 FCPR. Each of Mr. Wisniewski and Mr. Passy disclaims beneficial ownership of the securities held by BioDiscovery 3 FCPR except to the extent of his pecuniary interest therein, if any.
(6)	Consists of 2,571,116 shares of common stock owned by Domain Partners VI, L.P, 14,920 shares of common stock owned by DP VI Associates, L.P. and 17,171 shares of common stock owned by Domain Associates, LLC. One Palmer Square Associates VI L.L.C, or One Palmer Square, is the general partner of Domain Partners VI and DP VI Associates. The managing members of One Palmer Square are James Blair, Kathleen Schoemaker, Jesse Treu, a member of our board of directors, Brian Dovey and Nicole Vitullo. Each of James Blair, Kathleen Schoemaker, Dr. Treu, Brian Dovey and Nicole Vitullo share voting and investment power with respect to the securities held by Domain Partners VI and DP VI Associates. The managing members of Domain Associates are James Blair, Kathleen Schoemaker, Dr. Treu, Brian Dovey, Nicole Vitullo, Brian Halak and Kim Kamdar. Each of James Blair, Kathleen Schoemaker, Dr. Treu, Brian Dovey, Nicole Vitullo, Brian Halak and Kim Kamdar share voting and investment power with respect to the securities held by Domain Associates. Dennis Podlesak, a member of our board, is an employee of Domain Associates. Each of James Blair, Kathleen Schoemaker, Dr. Treu, Brian Dovey and Nicole Vitullo disclaims beneficial ownership of the securities held by Domain Partners VI and DP VI Associates except to the extent of his or her pecuniary interest therein, if any. Each of James Blair, Kathleen Schoemaker, Dr. Treu, Brian Dovey, Nicole Vitullo, Brian Halak, Kim Kamdar and Dennis Podlesak disclaims beneficial ownership of the securities held by Domain Associates except to the extent of his or her pecuniary interest therein, if any.
(7)	Consists of 5,236,517 shares of common stock held by RMI Investments, S.a.r.l., or RMI. Rusnano MedInvest LLC, or RMI LLC, the parent company of RMI, and D-Pharma, management company for RMI LLC, may be deemed to beneficially own the shares of Common Stock. Anton Gopka is a managing director at D-Pharma and a member of the board of directors of the Issuer and may be deemed to beneficially own the shares of Common Stock. Vladimir Gurdus is Director of D-Pharma and may be deemed to beneficially own the shares of Common Stock. RMI LLC, D-Pharma, Mr. Gopka and Mr. Gurdus disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest therein, and this report is not an admission that either RMI LLC, D-Pharma, Mr. Gopka or Mr. Gurdus is the beneficial owner of such securities.
(8)	Consists of 1,294,021 shares of common stock held by Quaker BioVentures L.P., or Quaker BioVentures, and 17,168 options exercisable on or before May 30, 2014, which Mr. Neff holds as nominee for Quaker Management. The shares directly held by Quaker BioVentures are indirectly held by Quaker BioVentures Capital, L.P., or Quaker Capital LP, as general partner of Quaker BioVentures and Quaker BioVentures Capital, LLC, or Quaker Capital LLC, as general partner of Quaker Capital LP. P. Sherrill Neff is a partner in Quaker Partners Management, L.P., or Quaker Management, and he, Richard Kollender, Ira Lubert and Adele Oliva are members of the investment committee of Quaker Management, which controls the voting and disposition of these shares. Each of Mr. Neff, Richard Kollender, Ira Lubert and Adele Oliva disclaims beneficial ownership of the securities held by Quaker BioVentures except to the extent of his pecuniary interest therein, if any. Mr. Neff disclaims beneficial ownership of the securities held by Quaker BioVentures and as nominee for Quaker Management except to the extent of his pecuniary interest therein, if any.
(9)	Represents shares of common stock underlying options exercisable on or before May 30, 2014.
(10)	Consists of 5,405 shares of common stock and 40,892 shares of common stock underlying options exercisable on or before May 30, 2014.
(11)	Consists of 22,904 shares of common stock and 298,791 shares of common stock underlying options exercisable on or before May 30, 2014.

(12)	Consists of 397,147 shares of common stock and 6,285 options exercisable on or before May 30, 2014 owned by Aurora Ventures IV, L.L.C., and 732,987 shares of common stock owned by Aurora Ventures V, L.L.C. which Mr. Clark may be deemed to share voting and investment power. Mr. Clark disclaims beneficial ownership of the securities held by Aurora IV and Aurora V except to the extent of his pecuniary interest therein, if any.
(13)	Consists of securities beneficially owned by RMI Investments as set forth in footnote 7, for which Mr. Gopka may be deemed to share voting and investment power. Mr. Gopka disclaims beneficial ownership of the securities held by RMI Investments except to the extent of his pecuniary interest therein, if any.
(14)	Consists of securities beneficially owned by Quaker BioVentures as set forth in footnote 8, for which Mr. Neff may be deemed to share voting and investment power. Mr. Neff disclaims beneficial ownership of the securities held by Quaker BioVentures, except to the extent of his pecuniary interest therein, if any.
(15)	Consists of securities beneficially owned by Domain Partners VI, DP VI Associates and Domain Associates as set forth in footnote 6, for which Dr. Treu may be deemed to share voting and investment power. Dr. Treu disclaims beneficial ownership of the securities held by Domain Partners VI, DP VI Associates and Domain Associates except to the extent of his pecuniary interest therein, if any.
(16)	Consists of securities beneficially owned by BioDiscovery 3 FCRP as set forth in footnote 5, for which Mr. Wisniewski may be deemed to share voting and investment power. Mr. Wisniewski disclaims beneficial ownership of the securities held by BioDiscovery 3 FCRP except to the extent of his pecuniary interest therein, if any.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and amended and restated bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law.

General

Our amended and restated certificate of incorporation authorizes us to issue up to 500,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.

As of March 31, 2014, there were 23,329,751 shares of common stock outstanding, held of record by approximately 45 stockholders. The number of shares of common stock outstanding as of March 31, 2014 does not include (i) 2,000,000 shares of common stock issuable upon the conversion of outstanding shares of our Series F convertible preferred stock, (ii) 3,933,469 shares of our common stock issuable upon the exercise of outstanding stock options and (iii) 9,356 shares of our common stock issuable upon the exercise of outstanding common stock warrants.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock are not entitled to cumulative voting rights.

Dividend Rights

Subject to the terms of any outstanding class or series of preferred stock, the holders of our common stock are entitled to dividends in the amounts and at times as may be declared by the board of directors out of funds legally available therefor.

Liquidation Rights

Upon liquidation or dissolution, holders of our common stock are entitled to share ratably in all net assets available for distribution to stockholders after we have paid, or provided for payment of, all of our debts and liabilities, and after payment of any liquidation preferences to holders of our preferred stock.

Other Matters

Holders of our common stock have no redemption, conversion or preemptive rights. There are no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any class or series of preferred stock that we may issue in the future.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation our board of directors have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share, in one or more class or series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such class or series, but not below the number of shares of such class or series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Series F Preferred Stock

At March 31, 2014, there were 10,000 shares of our Series F convertible preferred stock, or Series F Preferred Stock, outstanding.

Voting Rights. The holders of preferred stock do not have the right to vote on any matter except to the extent required by the Delaware General Corporation Law.

Conversion Rights. The holders of these shares of Series F Preferred Stock have the right to convert the preferred stock into 2,000,000 shares of our common stock, or the conversion shares, determined by dividing the stated value of $1,000 per share by the conversion price of $5.00 per share, subject to adjustment in the event of stock splits, recapitalizations and other similar events affecting our common stock; provided, however, that the Series F Preferred Stock cannot be converted by the exchanging stockholders if, after giving effect thereto, the exchanging stockholders would beneficially own more than 9.99% of our common stock, calculated as provided in the certificate if designation establishing the Series F Preferred Stock, subject to certain exceptions.

Liquidation Rights. Upon liquidation or dissolution, holders of our Series F Preferred Stock are entitled to participate in the distribution of assets, to the extent legally available for distribution, on a pari passu basis with the common stock.

Options

As of March 31, 2014, we had outstanding options to purchase an aggregate of 3,933,469 shares of our common stock with exercise prices ranging from $1.67 to $12.53 per share, with an approximate weighted average exercise price of $5.40 per share. We have filed registration statements on Form S-8 with the SEC to register the shares of our common stock underlying all such options.

Warrants

As of March 31, 2014, 9,356 shares of our common stock were issuable upon the exercise of outstanding common stock warrants and convertible preferred stock warrants at a weighted-average exercise price of $12.02 per share. In addition, Comerica Bank may be entitled to exercise its warrant for additional shares of our common stock under certain circumstances. See Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Anti-Takeover Effects of Delaware law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us. Such provisions are summarized below.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

■	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

■	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■	on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

■	any merger or consolidation involving our company and the interested stockholder;

■	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

■	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

■	any transaction involving us that has the effect of increasing the proportionate share of our stock or any class or series beneficially owned by the interested stockholder; or

■	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through us. In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws provide for:

■	classifying our board of directors into three classes;

■	authorizing the issuance of “blank check” convertible preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

■	limiting the removal of directors by the stockholders;

■	requiring a supermajority note of stockholders to amend our certificate of incorporation or bylaws;

■	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

■	eliminating the ability of stockholders to call a special meeting of stockholders;

■	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

■	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine the designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

NASDAQ Capital Market Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “RGDO.”

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (800) 937-5449.

Lock-up Agreements

Our officers and directors and certain holders of our outstanding shares of capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date that is 90 days after the date of this prospectus, as modified as described below, except with the prior written consent of the representatives of the underwriters on behalf of the underwriters.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the representatives must notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver.

Registration Rights

Certain holders of our securities are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our third amended and restated registration rights agreement, or the Registration Rights Agreement.

The registration rights available under the Registration Rights Agreement will terminate as to a particular holder on the earlier to occur of: (i) when such holder holds one percent (1%) or less of the total issued and outstanding shares of common stock (calculated on a fully diluted basis); or (ii) when all of such holder’s registrable securities may be sold or transferred under Rule 144 without the need to comply with any current public information, manner of sale, or filing requirements. Further the registration rights available under the Registration Rights Agreement will terminate upon the fourth anniversary of this offering.

Demand and Form S-3 Registration Rights

Subject to specified limitations in the Registration Rights Agreement, the holders of over 50% of the registrable securities may demand that we register all or a portion of their registrable shares under the Securities Act at any time after the earlier of (i) the third anniversary of the second closing of Series E Preferred Stock financing which has not occurred and may not occur or (ii) six months after the effective date of this registration statement filed by us covering an underwritten offering of any of its securities to the general public. These rights have been waived for a period of 90 days in connection with this offering.

We are obligated to use our best efforts to qualify for registration on Form S-3 under the Securities Act. After we have qualified for the use of Form S-3, the holders of registrable securities will have the right to request registrations on Form S-3.

Piggyback Registration Rights

Pursuant to the Registration Rights Agreement, if we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of preferred stock are entitled to certain “piggyback” registration rights. Such rights allow the holders to include their shares of common stock in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to employee benefit plans or dividend reinvestment plans, (ii) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions and (iii) a registration on any registration form that does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares of common stock in the registration. These “piggyback” registration rights have been waived with respect to this offering.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated April 10, 2014, among us and Jefferies LLC and Deutsche Bank Securities Inc., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	4,000,000
Deutsche Bank Securities Inc.	4,000,000
Cowen and Company, LLC	2,000,000

Total	10,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased, other than those shares covered by the option to purchase additional shares of common stock described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in our common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for our common stock, that you will be able to sell any of the shares of our common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.216 per share of common stock. After the offering, the initial public offering price and concession may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$6.00	$6.00	$60,000,000	$69,000,000
Underwriting discounts and commissions paid by us	$0.36	$0.36	$3,600,000	$4,140,000
Proceeds to us, before expenses	$5.64	$5.64	$56,400,000	$64,860,000

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $450,000.

Listing

Our common stock is listed on The NASDAQ Capital Market under the trading symbol “RGDO”.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,500,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and certain of our holders of our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended,

■	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York. Cooley LLP, New York, NY has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

Grant Thornton LLP, our independent registered public accounting firm, has audited our consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in stockholders’ equity and cash flows for each of the two years ended December 31, 2013 and for the period from inception (December 19, 2001) to December 31, 2013, as set forth in their report. The financial statements for these periods incorporated by reference in this prospectus and elsewhere in this registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and have filed and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our website address is www.regadobio.com. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were made as of an earlier date. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that they have gathered their information from sources they believe to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below:

■	our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 12, 2014;

■	our Current Reports on Form 8-K filed with the SEC on January 31, 2014, February 4, 2014, March 21, 2014, April 3, 2014 and April 11, 2014 (other than any portions thereof deemed furnished and not filed); and

■	the description of our common stock contained on Form 8-A, filed with the SEC on June 4, 2013, including any amendments or reports filed for the purpose of updating the description.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. Any statement contained in a document incorporated in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

You may request a copy of these filings, at no cost, by writing or calling us at the following:

Regado Biosciences, Inc.

120 Mountain View Boulevard

Basking Ridge, New Jersey 07920

Attn: Corporate Secretary

Copies of the documents incorporated by reference may also be found on our website at www.regadobio.com. Except with respect to the documents expressly incorporated by reference above which are accessible at our website, the information contained on our website is not a part of, and should not be construed as being incorporated by reference into, this prospectus.

10,000,000 Shares

Regado Biosciences, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Jefferies	Deutsche Bank Securities	Cowen and Company

April 10, 2014